                                                                      Exhibit 13


The Progressive Corporation 2001 Annual Report



                                     above

                                        *

                                   and beyond




                           2001 Financial Highlights 3
       Vision, Customer Value Proposition, Core Values and Objectives 4
                            Letter to Shareholders 16
                               Financial Review 29

About Progressive

Since the Progressive insurance organization began business in 1937, we have been innovators--growing into new markets and pioneering new ways to meet consumers' needs. In 1956, Progressive Casualty Insurance Company was founded to be among the first specialty underwriters of nonstandard auto insurance. Today, The Progressive Corporation provides all drivers throughout the United States with competitive rates and 24-hour, in-person and online services, through its 73 subsidiaries and two affiliates.

Our commitment to creating a Virtually Perfect customer experience led us to choose service as the theme for this year's annual report. Progressive combines online access to policy information with 24/7 personalized assistance for buying, policyholder service and claims. For examples of Progressive's commitment to service, please visit personal.progressive.com.

Artist Robert ParkeHarrison was commissioned to respond visually to service. ParkeHarrison is the inventor, painter, set designer, producer and model of his photographic situations. ParkeHarrison's work will become part of Progressive's growing collection of contemporary art. For a brief history of Progressive's art collection, stop by art.progressive.com.

                                    art here

2001 Financial Highlights




(MILLIONS - EXCEPT PER SHARE AMOUNTS)           2001           2000     % CHANGE
--------------------------------------------------------------------------------

FOR THE YEAR

 Direct premiums written                    $   7,379.2    $  6,402.1      15%
 Net premiums written                           7,260.1       6,196.1      17
 Net premiums earned                            7,161.8       6,348.4      13
 Total revenues                                 7,488.2       6,771.0      11
 Net income                                       411.4          46.1     792
   Per share-diluted                               5.48           .62     784
 Operating income(1)                              485.5          55.4     776
   Per share-diluted                               6.47           .75     763
 Underwriting margin                                4.8%         (4.4)%

AT YEAR-END

 Consolidated shareholders' equity          $   3,250.7    $  2,869.8      13
 Common Shares outstanding                         73.4          73.5       -
 Book value per share                       $     44.29    $    39.04      13
 Market capitalization                      $  10,958.6    $  7,616.8      44
 Return on average shareholders' equity            13.5%          1.7%
 Market share(2)                                    5.2%          4.7%


                                                                         1-YEAR
--------------------------------------------------------------------------------

STOCK PRICE APPRECIATION (DEPRECIATION)(3)

  Progressive                                                              44.1%
  S&P 500                                                                (11.8)%




(1) Defined as net income excluding net realized gains/losses on security sales and one-time items. This is a non-GAAP disclosure. See Management's Discussion and Analysis for a description of the one-time items.

(2) Represents Progressive's Personal Lines business; based on U.S. personal auto insurance market net premiums written of an estimated $125.1 billion for 2001 and $119.6 billion for 2000.

(3)  Assumes dividend reinvestment.

Vision, Customer Value Proposition, Core Values and Objectives


Communicating a clear picture of Progressive by stating what we try to achieve (Vision), how we interact with customers (Customer Value Proposition), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), permits all people associated with Progressive to understand their roles and to enjoy their contributions.


                    We seek to be an excellent, innovative, growing and enduring
Vision business by cost-effectively and profitably reducing the human trauma and economic costs of auto accidents and other mishaps, and by building a recognized, trusted, admired, business-generating brand. We seek to earn a superior return on equity and to provide a positive environment which attracts quality people who develop and achieve ambitious growth plans.

                    Our Customer Value Proposition provides a litmus test for
Customer Value      customer interactions, relationships and innovation.
Proposition


                    FAST, FAIR, BETTER That's what you can
                    expect from Progressive. Everything we do recognizes the needs of busy consumers who are cost-conscious, increasingly savvy about insurance and ready for easy, new ways to quote, buy and manage their policies, including claims service that respects their time and reduces the trauma and inconvenience of loss.

                  Progressive's Core Values are pragmatic statements of what
Core Values       works best for us in the real world. They govern our decisions and behavior. We want them understood and embraced by all Progressive people. Growth and change provide new perspective, requiring regular refinement of Core Values.




INTEGRITY We revere honesty. We adhere to high ethical standards, report promptly and completely, encourage disclosing bad news and welcome disagreement.

GOLDEN RULE We respect all people, value the differences among them and deal with them in the way we want to be dealt with. This requires us to know ourselves and to try to understand others.

OBJECTIVES We strive to communicate clearly Progressive's ambitious objectives and our people's personal and team objectives. We evaluate performance against all these objectives.

EXCELLENCE We strive constantly to improve in order to meet and exceed the highest expectations of our customers, shareholders and people. We teach and encourage our people to improve performance and to reduce the costs of what they do for customers. We base their rewards on results and promotion on ability.

PROFIT The opportunity to earn a profit is how the competitive free-enterprise system motivates investment to enhance human health and happiness. Expanding profits reflect our customers' and claimants' increasingly positive view of Progressive.

                           Consistent achievement of superior results requires
Financial Objectives       that our people understand Progressive's objectives
and Measurements           and their specific role, and that their personal
                           objectives dovetail with Progressive's. Our objectives are ambitious yet realistic. We are committed to achieving financial objectives over rolling five-year periods. Experience always clarifies objectives and illuminates better strategies. We constantly evolve as we monitor the execution of our strategies and progress toward achieving our objectives.


PROFITABILITY Progressive's most important goal is to produce an aggregate calendar year 4% underwriting profit. Our business is a composite of many products defined in part by product type, distribution channel, geography, tenure of the customer and underwriting grouping. Each of these products has targeted operating parameters based on level of maturity, underlying cost structures, customer mix and policy life expectancy. Our aggregate goal is the balanced blend of these individual performance targets in any calendar year. Overall, we had an underwriting profit of 4.8% in 2001, and an underwriting profit of 3.0% for the past five years and 4.5% for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of 7.0%, 4.2% and 3.0%.

GROWTH Our goal is to grow as fast as possible constrained only by our profitability objective and our ability to provide high-quality customer service. Progressive is a growth-oriented company and management incentives are tied to profitable growth. We report Personal Lines' results by channel, Agent and Direct, to give shareholders a more accurate picture of the business dynamics of each distribution method and their respective rates of growth. Aggregate expense ratios and aggregate growth rates disguise the true nature and performance of each business. Personal Lines net premiums written grew 15% in 2001. See Management's Discussion and Analysis for a further breakdown of the Agent and Direct results.

RETURN ON SHAREHOLDERS' EQUITY Our goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 1.6% in 2001, and averaged 2.2% over the past five years and 2.5% over the past ten years). If we believe we can earn such a profit, we will invest in business operations. If we do not believe we can earn such a profit, we will return underleveraged capital to our investors. We prefer share repurchases over dividends as a means of returning capital. As appropriate, we will substitute debt for equity in our capital structure to reduce our cost of capital. Our return on equity was 13.5% in 2001, and averaged 12.6% over the past five years and 16.0% over the past ten years.

ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 2001, with a market value of $1,148,000, for a 23.5% compounded annual return, compared to the 8.3% return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $2,153 in 2001, bringing total dividends received to $24,494 since the shares were purchased.

In the ten years since December 31, 1991, Progressive shareholders have realized compounded annual returns of 24.1%, compared to 12.9% for the S&P 500. In the five years since December 31, 1996, Progressive shareholders' returns were 17.5%, compared to 10.7% for the S&P 500. In 2001, the returns were 44.1% on Progressive shares and a negative 11.8% for the S&P 500.

Over the years, when we have had adequate capital and believe it is appropriate, we have repurchased our shares. Since 1971, we spent $752.4 million repurchasing our shares, at an average cost of $10.96 per share. During 2001, we repurchased 932,234 Common Shares at an average cost of $128.99 per share, including 76,368 Common Shares repurchased to offset obligations under various employee benefit plans.

                                    art here

                               High Expectations









                                    VIRTUALLY PERFECT. It's our top service
                                    priority. We think every customer deserves personal attention. That's why we give our customers choice in how to buy, how to make payments and whether to call us or go online for policy information and changes. If it's not virtually perfect, we're working to make it that way. To see more ways in which Progressive is striving to be virtually perfect, go to progressive.com/perfect.

                                 Day and Night








                                    WHILE YOU ARE SLEEPING, Progressive's call center representatives are awake and ready to serve. We work around-the-clock, including weekends and holidays, because we know customers want answers when they call--not a call back. If you don't feel like talking, try progressive.com/answers.

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







                                    art here

                               On the Bright Side




                                    PICKING UP THE PIECES. No one is ever
                                    prepared for an accident. It's always
                                    inconvenient. So, our most important job is to help customers get things back in order. Just tell us when and where you want us. We're at your convenience. You'll have the information and help when you need it. To learn more about Immediate Response(R) claims service, visit progressive.com/claims.

                               Expanding Horizons








                                    ABOVE ALL, WE LISTEN CAREFULLY. When
                                    customers say it is confusing to compare rates, we try to make it easier. Getting a car repaired is an unfamiliar experience to most, and we're working to make that simpler. Our best ideas come from our customers, and we want you to know that making your experience a virtually perfect experience is what makes Progressive different. "Not what you'd expect from an insurance company--well, maybe you should." To read more about our customer-centric business relationships, go to progressive.com/relationships.

                                    art here

Letter to Shareholders


What a difference a year makes--after reporting unacceptable results last year, we are pleased to report record operating income of $485.5 million in 2001. More importantly, we've made substantial progress on every front toward making Progressive consumers' #1 choice for auto insurance. In last year's letter, Chairman and long-time CEO Peter Lewis reflected on his experience with past insurance cycles:

"Increasing rates before competitors do slows growth and causes our competitors to grow faster. While not growing, we fix the processing problems that always arise during previous periods of fast growth and change. Some competitors grow faster while both their underwriting results and customer service deteriorate. Then competitors finally raise rates and restrict acceptances to stem their losses. When this has happened, because Progressive's rates had been adequate and our operations were running smoothly, we grew, usually quite profitably. We will soon learn whether this long-time dynamic still operates."

The first phase of this market dynamic appears to be playing out as expected. During 2001, we closely monitored our rates and continued to demand rate adequacy in every market and product. Our focus was on restoring operating margin. While the growth in policies in force was less than we would have liked, we ended 2001 with an underwriting margin of 4.8%, in line with our most important goal of a 4% underwriting profit. By year end, we were reporting stronger growth rates and if this trend continues, we look forward to, and feel prepared for, the second phase of the cycle--profitable growth.

                  The merit of Progressive's focused business vision became
Focus             increasingly clearer to me since becoming CEO two years ago.
                  You can expect Progressive to maintain an almost fanatical focus on auto insurance. We systematically eliminated other than core businesses and business arrangements that were inconsistent with our focus and/or distracting management attention. The U.S. personal auto insurance market is huge and while our share is substantial enough to count, it is small enough to offer us growth opportunities over the next decade to allow us to be a multiple of our current size. We take considerable pride in understanding our business and applying the collective energy of our 20,000+ people to perform every operation of auto insurance extraordinarily well. We have an intense curiosity to probe for opportunities to improve customer service and reduce cost because consumers deserve and demand it.




                  This year, we added a fourth element to the existing
Customer          foundation of Vision, Values and Objectives--the Customer
Value             Value Proposition. The Customer Value Proposition provides a
Proposition       litmus test for customer interactions, relationships and
                  innovation.



FAST, FAIR, BETTER That's what you can expect from Progressive. Everything we do recognizes the needs of busy consumers who are cost-conscious, increasingly savvy about insurance and ready for easy, new ways to quote, buy and manage their policies, including claims service that respects their time and reduces the trauma and inconvenience of loss.

I expect this proposition will give added meaning to our brand line of "Not what you'd expect from an insurance company--well, maybe you should."

                  In May, we began public reporting of our monthly underwriting
Open              results. We had some misgiving about becoming the first, and
Disclosure        so far only, public company to report monthly. I'm happy with the decision to go forward, and can report nothing but positive outcomes with our owners and interested parties, who now receive more information sooner about our results. We separately reported Personal Lines results for our two distribution channels, Agent and Direct, during all of 2001.
                  Our loss reserving practices continue to evolve and improve as we seek ways to be as confident as possible about reserve adequacy. In June, we published a very open report on how
                  Progressive establishes and evaluates claim reserves. These are but two actions that exemplify Progressive's Values and are consistent with our consumer brand to be open and candid.

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


                  Long-term observers of Progressive's business model will note
Our Evolving      a dramatic change over the past ten years from a company with
Business Model    a single distribution channel (independent agencies),
                  primarily variable acquisition costs (agent commission), narrowly-focused product (nonstandard auto), poor customer retention, and low liability limits to a multi-channel company
                  (independent agencies and direct, via both the telephone and Internet) with a mixed acquisition cost model, product availability for all drivers, a focus on policyholder retention, and liability limit mixes reflective of the general market.




The inclusion of the direct acquisition channel, with its substantial up-front costs, is the most dramatic change, but each change has significant and important implications for achieving our goals. The diversity of channel and product gives Progressive an unlimited ability to meet the needs of consumers shopping for auto insurance. However, each business area must meet very specific and different profitability targets, so that the balanced blend meets our 4% underwriting profit goal. Attempts to change the goals to reflect the new business opportunities in 1998 led us to suboptimal decisions. In 2000, we decided the business model must fit our goals, and during 2001, we have become even clearer in the determination of individual product targets.

                  Progressive's Personal Lines earned premium increased 11% to
Insurance         $6.5 billion for 2001, with a 4% increase in auto policies in
Operations        force and a GAAP combined ratio of 95.5. In 2000, we made
                  organizational changes that allow us to understand and advance each of our two distribution systems--independent agents and direct to the consumer; 2001 marks the first full year of operating with these changes. I am very pleased to report that this structure has produced the desired focus within channel, and enhanced opportunities for leveraging technology and increased brand opportunities for our agents and business partners. We strive to provide the best product possible in each channel, allowing consumers to choose how they do business with us.


AGENT OPERATIONS The Agent business produced earned premium of $4.7 billion, up 1% over 2000, with a 1% decrease in auto policies in force. The discipline to improve operating margin and get to rate adequacy came at the expected cost of low unit growth. The 94.7 combined ratio for the business was remarkable and the largest part of our profit turnaround. The decline in policies in force was more pronounced in the early part of the year, with substantial recovery as competitors began taking rates up, started becoming more restrictive or even withdrawing. We achieved a profitable year in nine of our top ten states, while experiencing significant challenges in New York, Florida, California, Georgia and Louisiana.

Our strategy of technology leadership in the Agent business, much of it leveraging the Internet, advanced nicely during the year. Notable achievements include close to full implementation of our paper-free relationship strategy with agents in several states, an increasing number of policy endorsements performed online by the agent versus Progressive's Policy Services group, a substantial number of policies completely underwritten at the point of sale with all underwriting data validation checks performed and a growing number of policyholders electing an installment plan choosing electronic funds transfer. We work closely with agent advisors in defining our agent technology strategy, and share with them a goal to have technology be a significant driver of lower overall cost and increased flexibility for product changes. Our attention will remain focused in this area.

DIRECT OPERATIONS The important objective in 2001 was for the Direct business to record a combined ratio under 100. With a substantial book of renewal customers, sufficient scale in call center operations and media buying, and a substantial and growing brand awareness, the business has matured such that calendar year profitability is now expected. The Direct business produced earned premium of $1.8 billion, up 46% over 2000, and increased auto policies in force by 18%. The
97.7 combined ratio, which was 12.8 points better than last year, and the continued improvement in expense ratio to 25.9 for 2001 are extremely encouraging.

During the year, we introduced a new advertising campaign we call "High Expectations," providing examples in noninsurance encounters of the high expectations that Progressive customers have come to expect as a result of doing business with us. The advertising successfully generated an increasing number of calls and online quotes. We expense all advertising costs as incurred and do not defer either the development costs of new creatives or the media placements. Our net investment in establishing this business over the last eight years has been fully accounted for in operating results. We look forward to significant contributions to profitable growth.

Our Internet quoting, buying and servicing capabilities continue to lead the industry and gain favor with consumers. We believe our success with the Internet business model was a function of great technology, supported by established call centers for those consumers who start their experience on the Web and wish to finish with an in-person consultation. Predictably, more consumers are becoming more comfortable with the Internet for a variety of products and we see increasing usage for all insurance transactions. We are designing our newer innovations with the next generation of buyer in mind and it is clear the next generation is markedly different in their use and expectations of Web-delivered products. We are very pleased and see tremendous potential in this arena.




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

                  We aspire to be recognized as the preeminent consumer
Commitment        franchise in auto insurance, and understand that this requires
to Service        an extraordinary commitment to creating new levels of service expectations. During 2001, we made significant strides in defining and advancing the concept of making every consumer interaction Virtually Perfect. In a business that must manage accuracy of pricing, validity of information and collection of funds before provision of coverage, while continuously reducing costs, this standard of care is a true challenge.
                  From the consumer perspective, service is all about ease of doing business. We adopted three new and important operating strategies by which to advance our thinking toward this goal.

ELECTRONIC TRANSACTIONS FOR EVERYTHING Imagine you were in Houston after Tropical Storm Allison hit in June 2001, and you got an e-mail from Progressive saying, "We hope things are OK, but based on your location and flood patterns, we expect you may have had a loss." The e-mail included claim reporting information and some helpful tips for avoiding damage to your car in flood conditions. Progressive sent almost 4,100 e-mails and paid over 6,000 weather-related claims last June in Texas, in our single greatest catastrophe loss ever. Almost 50% of our claims were settled in three weeks and 90% were settled in 50 days. Many people who were safe from harm e-mailed back to say, "Thanks for asking about us!" Not what you'd expect from an insurance company--well, we think you should.

END-TO-END DESIGN Suppose you report an accident at nine o'clock on Sunday night. Your car is damaged, but drivable and nobody is hurt. Now what happens? You are offered Immediate Response(R) claims service, the opportunity to choose your own repair shop or, in several locations, a new alternative we are testing. Imagine this...You're asked, "When would it be convenient for you to drop your car off--perhaps 7 a.m. tomorrow on your way to work?" We will transfer your personal items, including that often forgotten garage door opener, to your courtesy car, which is there waiting for you. You carry on, business as usual, while we arrange and oversee the repairs of your vehicle until the beeper we provide you alerts you your car is ready for pick up. When you return, we will go over the repairs made by the selected body shop with you and, when satisfied, you pay your deductible and leave with a guarantee on the work for as long as you own the vehicle. Total elapsed time--as fast as possible, because we select a qualified shop that's ready to start work immediately. Total commitment of your time -- less than 20 minutes, plus drive time, because we follow your car until it's repaired to our satisfaction--and yours. Not only do we think it's a great new way to handle vehicle damage claims, but so do over 10,000 consumers who have been involved in our testing. We plan expansion when we have achieved specific prototype acceptance criteria. Not what you'd expect from an insurance company -- well, maybe you should.

CUSTOMER RETENTION I've challenged Progressive people to take the loss of a Progressive customer personally. We've created a level of self criticism that demands change to existing procedures and reorientation to customer-centric training and measurement. Many things have changed and will continue to change as a result. We can now measure the retention impact of alternative claims handling solutions. If a customer requests policy cancellation, we are now probing much more deeply into the reasons for their decision with the hope of providing alternative solutions. We predict events that may result in policy cancellations in order to anticipate customer needs. The list of opportunities is long and detailed, reflecting a growing culture of customer preservation and detailed analysis of reasons for customer loss.

Progressive's
Financial Policies

                                 [CHART HERE]


*UNDERWRITING Risk-Failure to grow earned premium and earn a 96 combined ratio Policies-A. Pursue short-tailed, high-frequency, low-severity opportunities B. Use multiple insurance companies to maintain flexibility C. Establish growth and profitability targets by term and channel D. Set rates that reflect claim costs, acquisition costs and retention E. Ensure loss reserves are adequate and develop with minimal variance

*INVESTING Risk-Failure to maintain portfolio liquidity and build wealth Policies-A. Diversify portfolio with liquid asset classes B. Use fixed income to cover operating liabilities and contingencies C. Use risk assets to build wealth D. Manage interest rate, default, prepayment and concentration risk E. Recognize capital gains and losses to promote tax efficiency

*FINANCING Risk-Failure to pay obligations and earn our cost of equity capital Policies-A. Keep premium-to-surplus below 3:1 for each insurance company B. Maintain debt between 20% and 30% of total capital at book value C. Pay modest, increasing cash dividends to shareholders D. Split stock to maintain target
$50 share price if price exceeds $100 E. Neutralize dilution from stock options with periodic share repurchases

                    Progressive chooses to take risk in and expects commensurate
Capital             returns from underwriting auto insurance. Thus, the primary
Management and      objective of capital management is always to have sufficient
Investments         capital to support all the insurance we can profitably
                    underwrite and service. During 2001, we undertook a comprehensive review of all our capital and investing policies, essentially asking whether they are all congruent with our objectives and with one another. This extensive and detailed process resulted in a deeper understanding of all interrelated components of our business model. The summary on the preceding page provides a high-level overview of Progressive's Underwriting, Investing and Financing policies. Continually challenging our every action for relevance and congruence is an important and ongoing capital management function.

We ended 2001 with an $8.2 billion investment portfolio, up from $7.0 billion last December. Our portfolio size grew due to strong cash flows from operations and proceeds from a $350 million debt issuance in December 2001. We constrain our use of capital by requiring ourselves to produce an excellent return on it. Our return on average shareholders' equity was 13.5% for the year and 12.6% over the past five years. Similar to our review of the underwriting business, our review of investing practices has led us to eliminate certain investment practices and change others. Our asset allocation at year end was 84% fixed income, managed largely by Progressive Capital Management, and 16% common stock, largely managed to track the Russell 1000 index. We achieved a 5.9% fully-taxable equivalent total return for the year.

We stated last year that we would repurchase shares when our capital position, view of the future and the stock's price make it attractive to do so. During the year, we repurchased 932,234 shares and ended the year with 73.4 million shares outstanding versus 73.5 million last year.




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



PROGRESSIVE IS SPECIAL because our objectives are demanding and hard to achieve, particularly all of them every year, and we aspire to ever increasing levels of performance.

To become consumers' #1 choice in auto insurance requires people who enjoy working hard, growing constantly, performing well and being rewarded competitively in an environment of ever-improving business skills and science with superior technology implementation and a genuine desire to create a better consumer proposition. As we start 2002, I am proud to report this is my assessment of the 20,442 Progressive people who make our future brighter than ever.

We deeply appreciate the customers we are privileged to serve. Thank you for your business. Thanks to the agents and service representatives in the more than 30,000 Independent Insurance Agencies who did business with Progressive in 2001. We are grateful for our shareholders' continued confidence. To the men and women who make Progressive a great company, thanks for all you do each day and for all we have accomplished together in 2001.




/s/Glenn M. Renwick

Glenn M. Renwick
President and Chief Executive Officer


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





                                       *
                             Financial Review 2001








      Consolidated Financial Statements 30 Report of Independent Accountants 45
         Management's Discussion and Analysis 46 Ten Year Summaries 52 Quantitative Market Risk Disclosures 56 Analysis of Loss and LAE Development 58
Direct Premiums Written by State 58 Quarterly Financial and Common Share Data 59

Consolidated Statements of Income

                                                                                                (millions-except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,                                                              2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------------------

  REVENUES
   Premiums earned                                                                     $    7,161.8    $    6,348.4    $    5,683.6
   Investment income                                                                          413.6           385.2           340.7
   Net realized gains (losses) on security sales                                             (111.9)           16.9            47.2
   Service revenues                                                                            24.7            20.5            47.5
   Other income(1)                                                                              -               -               5.2
-----------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                         7,488.2         6,771.0         6,124.2
-----------------------------------------------------------------------------------------------------------------------------------

  EXPENSES
   Losses and loss adjustment expenses                                                      5,264.1         5,279.4         4,256.4
   Policy acquisition costs                                                                   864.9           788.0           745.0
   Other underwriting expenses                                                                686.9           559.3           583.8
   Investment expenses                                                                         12.7             9.1             9.5
   Service expenses                                                                            19.8            21.4            40.9
   Interest expense                                                                            52.2            77.8            76.4
   Non-recurring item(2)                                                                        -               4.2             -
-----------------------------------------------------------------------------------------------------------------------------------
     Total expenses                                                                         6,900.6         6,739.2         5,712.0
-----------------------------------------------------------------------------------------------------------------------------------

  NET INCOME
   Income before income taxes                                                                 587.6            31.8           412.2
   Provision (benefit) for income taxes                                                       176.2           (14.3)          117.0
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                          $      411.4    $       46.1    $      295.2
                                                                                       ============================================
  COMPUTATION OF EARNINGS PER SHARE
   Basic:
   Average shares outstanding                                                                  73.7            73.2            72.9
                                                                                       --------------------------------------------
        Per share                                                                      $       5.58    $        .63    $       4.05
                                                                                       ============================================
   Diluted:
   Average shares outstanding                                                                  73.7            73.2            72.9
   Net effect of dilutive stock options                                                         1.4             1.1             1.7
-----------------------------------------------------------------------------------------------------------------------------------
     Total equivalent shares                                                                   75.1            74.3            74.6
                                                                                       ============================================
        Per share                                                                      $       5.48    $        .62    $       3.96
                                                                                       ============================================


(1)  See Note 12 - Related Party Transaction for discussion.

(2) Represents the realization of the foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary.

See notes to consolidated financial statements.


30 The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

                                                                                                                         (millions)

DECEMBER 31,                                                                                                 2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
  ASSETS
   Investments:
     Available-for-sale:
      Fixed maturities, at market (amortized cost: $5,873.0 and $4,741.9)                              $    5,949.0    $    4,784.1
      Equity securities, at market:
        Preferred stocks (cost: $675.4 and $806.3)                                                            713.9           813.7
        Common equities (cost: $1,263.7 and $1,141.3)                                                       1,336.0         1,198.7
     Short-term investments, at amortized cost (market: $227.4 and $186.8)                                    227.4           186.8
                                                                                                       ------------    ------------
        Total investments                                                                                   8,226.3         6,983.3
   Cash                                                                                                        11.2             8.9
   Accrued investment income                                                                                   75.2            64.2
   Premiums receivable, net of allowance for doubtful accounts of $46.2 and $42.0                           1,497.1         1,567.0
   Reinsurance recoverables                                                                                   201.5           237.7
   Prepaid reinsurance premiums                                                                                77.6            95.7
   Deferred acquisition costs                                                                                 316.6           309.9
   Income taxes                                                                                               178.1           241.1
   Property and equipment, net of accumulated depreciation of $384.8 and $315.5                               498.0           504.5
   Other assets                                                                                                40.8            39.3
                                                                                                       ------------    ------------
        Total assets                                                                                   $   11,122.4    $   10,051.6
                                                                                                       ============    ============

  LIABILITIES AND SHAREHOLDERS' EQUITY
   Unearned premiums                                                                                   $    2,716.7    $    2,636.5
   Loss and loss adjustment expense reserves                                                                3,238.0         2,986.4
   Accounts payable, accrued expenses and other liabilities                                                   821.3           810.1
   Debt                                                                                                     1,095.7           748.8
                                                                                                       ------------    ------------
        Total liabilities                                                                                   7,871.7         7,181.8
                                                                                                       ------------    ------------
   Shareholders' equity:
     Common Shares, $1.00 par value (authorized 300.0, issued 83.1,
        including treasury shares of 9.7 and 9.6)                                                              73.4            73.5
     Paid-in capital                                                                                          554.0           511.2
     Accumulated other comprehensive income:
      Net unrealized appreciation on investment securities                                                    121.5            69.5
      Forecasted hedges                                                                                         9.2             -
      Foreign currency translation adjustment                                                                  (4.8)           (4.8)
     Retained earnings                                                                                      2,497.4         2,220.4
                                                                                                       ------------    ------------
        Total shareholders' equity                                                                          3,250.7         2,869.8
                                                                                                       ------------    ------------
           Total liabilities and shareholders' equity                                                  $   11,122.4    $   10,051.6
                                                                                                       ============    ============


See notes to consolidated financial statements


                                The Progressive Corporation and Subsidiaries 31

Consolidated Statements of Changes in Shareholders' Equity

                                                                                                (millions-except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,                                        2001                    2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
  RETAINED EARNINGS
   Balance, Beginning of year                              $   2,220.4              $   2,210.5               $   1,932.6
     Net income                                                  411.4   $ 411.4           46.1 $    46.1           295.2 $   295.2
                                                                         -------                ---------                 ---------

     Cash dividends on Common Shares ($.28, $.27
        and $.26 per share)                                      (20.6)                   (19.8)                    (19.0)
     Treasury shares purchased                                  (112.5)                   (15.5)                      (.6)
     Other, net                                                   (1.3)                     (.9)                      2.3
                                                           -----------              -----------               -----------
   Balance, End of year                                    $   2,497.4              $   2,220.4               $   2,210.5
                                                           -----------              -----------               -----------
ACCUMULATED OTHER COMPREHENSIVE
   INCOME (LOSS), NET OF TAX
   Balance, Beginning of year                              $      64.7              $     (12.4)              $     103.7
      Change in unrealized appreciation (depreciation)                      52.0                     72.9                    (116.7)
      Forecasted hedges                                                      9.2                      -                         -
      Foreign currency translation adjustment                                -                        4.2                        .6
                                                                         -------                ---------                 ---------
     Other comprehensive income (loss)                            61.2      61.2           77.1      77.1          (116.1)   (116.1)
                                                           -----------   -------    ----------- ---------     ----------- ---------
   Balance, End of year                                    $     125.9              $      64.7               $     (12.4)
                                                           -----------              -----------               -----------
  COMPREHENSIVE INCOME                                                 $   472.6                $   123.2                 $   179.1
                                                                         =======                =========                 =========

  COMMON SHARES, $1.00 PAR VALUE
   Balance, Beginning of year                              $      73.5              $      73.1               $      72.5
     Stock options exercised                                        .8                       .7                        .6
     Treasury shares purchased                                     (.9)                     (.3)                       -
                                                           -----------              -----------               -----------
   Balance, End of year                                    $      73.4              $      73.5               $      73.1
                                                           -----------              -----------               -----------


  PAID-IN CAPITAL
   Balance, Beginning of year                              $     511.2              $     481.6               $     448.3
     Stock options exercised                                      25.2                     17.9                      12.0
     Tax benefits on stock options exercised                      24.4                     11.3                      20.4
     Treasury shares purchased                                    (6.8)                    (2.0)                       -
     Other                                                         -                        2.4                        .9
                                                           -----------              -----------               -----------
   Balance, End of year                                    $     554.0              $     511.2               $     481.6
                                                           -----------              -----------               -----------
  TOTAL SHAREHOLDERS' EQUITY                               $   3,250.7              $   2,869.8               $   2,752.8
                                                           ===========              ===========               ===========



There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.


32 The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                                                        (millions)
FOR THE YEARS ENDED DECEMBER 31,                                                             2001             2000         1999
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                            $    411.4     $      46.1       $   295.2
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                             81.0            77.6            71.8
     Net realized (gains) losses on security sales                                            111.9           (16.9)          (47.2)
     Gain on sale of property and equipment                                                     -               -              (5.2)
     Realized foreign currency translation loss                                                 -               4.2             -
     Changes in:
      Unearned premiums                                                                        80.2          (144.9)          451.7
      Loss and loss adjustment expense reserves                                               251.6           570.2           231.2
      Accounts payable, accrued expenses and other liabilities                                103.4            40.1           106.7
      Prepaid reinsurance premiums                                                             18.1            (7.4)          (10.6)
      Reinsurance recoverables                                                                 36.2            17.0            26.3
      Premiums receivable                                                                      69.9           193.8          (304.6)
      Deferred acquisition costs                                                               (6.7)           33.5           (44.3)
      Income taxes                                                                             30.2            (6.9)          (17.8)
      Tax benefits from exercise of stock options                                              24.4            11.3            20.4
      Other, net                                                                               23.0             4.7            21.0
                                                                                           --------          ------        --------
        Net cash provided by operating activities                                           1,234.6           822.4           794.6
                                                                                           --------          ------        --------

  CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases:
     Available-for-sale: fixed maturities                                                  (4,935.2)       (5,259.2)       (6,076.7)
                         equity securities                                                 (1,696.0)       (1,227.2)       (1,094.7)
   Sales:
     Available-for-sale: fixed maturities                                                   3,335.5         4,728.3         5,182.5
                         equity securities                                                  1,436.3           837.5           480.0
   Maturities, paydowns, calls and other:
     Available-for-sale: fixed maturities                                                     451.9           406.7           361.4
                         equity securities                                                    135.9            27.0            26.6
   Net (purchases) sales of short-term investments                                            (40.6)           42.2           221.0
   (Receivable) payable on securities                                                         (95.3)           64.3           (19.1)
   Purchases of property and equipment                                                        (74.9)         (130.3)         (147.5)
   Sale of property and equipment                                                               -               -              12.1
   Purchase of subsidiaries, net of cash acquired                                               -               -              (9.9)
                                                                                           --------          ------        --------
        Net cash used in investing activities                                              (1,482.4)         (510.7)       (1,064.3)
                                                                                           --------          ------        --------

  CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from exercise of stock options                                                     26.0            18.6            12.6
   Proceeds from debt                                                                         365.4             -             301.4
   Payments of debt                                                                             (.5)         (300.4)          (30.0)
   Dividends paid to shareholders                                                             (20.6)          (19.8)          (19.0)
   Acquisition of treasury shares                                                            (120.2)          (17.8)            (.6)
   Other, net                                                                                   -               2.4              .9
                                                                                           --------          ------        --------
        Net cash provided by (used in) financing activities                                   250.1          (317.0)          265.3
                                                                                           --------          ------        --------
   Increase (decrease) in cash                                                                  2.3            (5.3)           (4.4)
   Cash, Beginning of year                                                                      8.9            14.2            18.6
                                                                                           --------          ------        --------
   Cash, End of year                                                                     $     11.2     $       8.9       $    14.2
                                                                                           ========          ======        ========


See notes to consolidated financial statements.




                                The Progressive Corporation and Subsidiaries 33

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999




1 REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 73 subsidiaries and has 1 mutual insurance company affiliate and 1 reciprocal company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States.

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliates (the Company). All of the subsidiaries and the affiliates are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.

ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

INVESTMENTS Available-for-sale: fixed maturity securities are debt securities, which may have fixed or variable principal payment schedules, held for indefinite periods of time, and may be used as a part of the Company's asset/ liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations.
     Available-for-sale: equity securities include common equities and non-redeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. There were no foreign currency hedges outstanding at December 31, 2001.
     Trading securities are securities bought principally for the purpose of sale in the near term and are reported at market value within the available-for-sale portfolio. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position or cash flows; the effect on results of operations is separately disclosed in Note 2 - Investments.
     Derivative instruments may include futures, options, forward positions, foreign currency forwards and interest rate swap agreements and may be used in the portfolio for risk management, fair value hedging or trading purposes. Derivatives are recognized as either assets or liabilities and are measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items are recognized in income while the hedge is in effect.
     Derivatives designated as hedges are evaluated on established criteria to determine the effectiveness of their correlation to and ability to reduce risk of specific securities or transactions; effectiveness is reassessed regularly. If the effectiveness of a fair value hedge becomes non-compliant, the adjustment in the change in value of the hedged item will no longer be recognized in income during the current period. During the year, the net activity in fair value hedges and derivative instruments held or issued for risk management or trading purposes was not material to the Company's financial position, cash flows or results of operations; gains or losses during the year were reported in the available-for-sale portfolio. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The Company did not have any foreign currency equity during 2001.
     Derivatives may also be used to hedge forecasted transactions. Changes in fair value of forecasted hedges are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on forecasted hedges are amortized over the life of the hedged transaction (see Note 13-Debt). Forecasted hedges that no longer qualify for hedge accounting due to lack of correlation are considered derivatives used for risk management purposes.
     Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.
     Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. When a security has a decline in market value which is other than temporary, the Company reduces the carrying value of such security to its current market value.
     Realized gains and losses on sales of securities are computed based on the first-in first-out method and include write downs on available-for-sale securities considered to have other than temporary declines in market value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2001 and 2000, land and buildings comprised 73% and 71%, respectively, of total property and equipment.


34 The Progressive Corporation and Subsidiaries

As of December 31, 2001, the Company had completed its contractual commitments related to the Company's construction project in Mayfield Village, Ohio. Total construction cost was $129.0 million. Total interest capitalized was $1.2 million, $3.3 million and $3.4 million in 2001, 2000 and 1999, respectively, relating to both the Company's construction projects and capitalized computer software costs.

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. The Company provides insurance and related services to individuals, lenders and small commercial accounts throughout the United States, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves could be susceptible to significant change in the near term.

REINSURANCE The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk (see
Note 14 - Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto programs. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.

EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents assumed outstanding during the period. The Company's common stock equivalents include stock options.

DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Based on current indications, management believes that these costs will be fully recoverable in the near term. The Company does not defer advertising costs.

SERVICE REVENUES AND EXPENSES Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies. Acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $127.3 million, $13.8 million and $116.5 million in 2001, 2000 and 1999, respectively. Total interest paid was $51.3 million during 2001, $81.6 million during 2000 and $72.4 million during 1999.

STOCK OPTIONS The Company follows the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock option activity in the financial statements. The Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation."

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets," which requires that goodwill and other intangibles be assessed for impairment, yet no longer be amortized. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not have any goodwill that it is currently amortizing. Therefore, this new accounting standard would have no impact on the Company's financial condition, cash flows or results of operations.

2 INVESTMENTS
  -----------

--------------------------------------------------------------------------------
The composition of the investment portfolio at December 31 was:

                                                                                            Gross           Gross
                                                                                       Unrealized      Unrealized          Market
   (millions)                                                                Cost           Gains          Losses           Value
-----------------------------------------------------------------------------------------------------------------------------------

  2001
   Available-for-sale:
     U.S. government obligations                                       $      667.9    $        3.1    $       (3.3)   $      667.7
     State and local government obligations                                 1,066.0            24.6            (6.0)        1,084.6
     Foreign government obligations                                            38.2              .9             -              39.1
     Corporate and U.S. agency debt securities                              1,823.7            41.7           (13.2)        1,852.2
     Asset-backed securities                                                2,277.2            62.2           (34.0)        2,305.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            5,873.0           132.5           (56.5)        5,949.0
     Preferred stocks                                                         675.4            39.4             (.9)          713.9
     Common equities                                                        1,263.7           110.8           (38.5)        1,336.0
   Short-term investments                                                     227.4             -               -             227.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $    8,039.5    $      282.7    $      (95.9)   $    8,226.3
===================================================================================================================================
  2000
   Available-for-sale:
     U.S. government obligations                                       $      447.8    $        4.0    $       (1.1)   $      450.7
     State and local government obligations                                 1,006.8            22.9            (4.3)        1,025.4
     Foreign government obligations                                            39.0              .1             (.3)           38.8
     Corporate and U.S. agency debt securities                              1,061.2            18.2           (14.7)        1,064.7
     Asset-backed securities                                                2,187.1            40.0           (22.6)        2,204.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            4,741.9            85.2           (43.0)        4,784.1
     Preferred stocks                                                         806.3            22.8           (15.4)          813.7
     Common equities                                                        1,141.3           192.0          (134.6)        1,198.7
   Short-term investments                                                     186.8             -               -             186.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $    6,876.3    $      300.0    $     (193.0)   $    6,983.3
===================================================================================================================================

At December 31, 2001, bonds in the principal amount of $79.8 million were on deposit with various regulatory agencies to meet statutory requirements.


The components of pretax investment income and net realized gains (losses) on security sales for the years ended December 31 were:



  (millions)                                                                                2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------------------

   Available-for-sale:     fixed maturities                                             $   335.0         $ 296.8        $  275.6
                           equity securities                                                 68.0            63.6            53.4
   Short-term investments                                                                    10.6            24.8            11.7
-----------------------------------------------------------------------------------------------------------------------------------
      Investment income                                                                     413.6           385.2           340.7
-----------------------------------------------------------------------------------------------------------------------------------
   Gross realized gains:
     Available-for-sale:   fixed maturities                                                  63.0            41.3            35.4
                           equity securities                                                123.9           159.4           135.8
   Short-term investments                                                                      .1              .7              .1
   Gross realized losses:
      Available-for-sale:  fixed maturities                                                 (51.9)          (43.8)          (55.8)
                           equity securities                                               (247.0)         (140.7)          (68.3)
-----------------------------------------------------------------------------------------------------------------------------------
      Net realized gains (losses) on security sales                                        (111.9)           16.9            47.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         $  301.7         $ 402.1        $  387.9
===================================================================================================================================

For 2001, 2000 and 1999, net realized gains (losses) on security sales include $36.0 million, $43.1 million and $16.3 million, respectively, of write downs in securities determined to have an other than temporary decline in market value for securities held at December 31.

Trading securities are accounted for separately in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2001, the Company did not hold any trading securities, compared to $3.7 million held at December 31, 2000. Net realized losses on trading securities for the years ended December 31, 2001, 2000 and 1999 were $6.5 million, $19.0 million and $.3 million, respectively. Trading securities are not material to the Company's financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio.

The composition of fixed maturities by maturity at December 31, 2001 was:

                                                                   Market
   (millions)                                        Cost           Value
-------------------------------------------------------------------------------


   Less than one year                          $      397.6    $      406.1
   One to five years                                3,045.6         3,111.9
   Five to ten years                                2,213.9         2,228.7
   Ten years or greater                               215.9           202.3
-------------------------------------------------------------------------------
                                               $    5,873.0    $    5,949.0
===============================================================================

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.
  The Company records derivative instruments at fair value on the balance sheet, with changes in value reflected in income during the current period. This accounting treatment did not change when SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," became effective January 1, 2001; therefore, no transition adjustment was required.
  Derivative instruments are generally used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2001, the Company entered into a cash flow hedge in anticipation of our $350 million debt issuance, which is described further in Note 13-Debt. During 1998, the Company entered into a short futures position as part of an anticipatory debt hedge relating to the then outstanding $300 million shelf registration. Driven by changing economic conditions, the futures position did not meet the established criteria for hedging correlation and was discontinued as a hedge. The short futures position recognized a net realized gain of $8.1 million in 1999.
  At December 31, 2001, the Company did not hold any open risk management derivative positions. At December 31, 2000, the Company held open derivative positions held or issued for risk management purposes in puts, calls and a foreign currency hedge with a net market value of $(3.3) million. During 2001, the Company recognized net gains (losses) on risk management derivatives of $(2.7) million, compared to $(2.3) million in 2000 and $4.6 million in 1999.
  Derivative instruments may also be used for trading purposes. At December 31, 2001, the Company held a credit default protection instrument, with a net market value of less than $.1 million. At December 31, 2000, the Company had trading positions in call and put options with a net market value of $(1.4) million. Net gains (losses) on derivative positions were $1.9 million in 2001, $2.6 million in 2000 and $(3.5) million in 1999, and are included in the available-for-sale portfolio.
  For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.
  As of December 31, 2001, the Company had open investment funding commitments of $48.4 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2001 or 2000.


3 LITIGATION
  ----------
The Company is named as a defendant in various lawsuits generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves, including an estimated reserve related to a diminution of value suit in Georgia. In February 2002, the Company reached a settlement of its diminution of value lawsuit in Georgia for between $19.4 million and $20.0 million.
   The Company is also named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company's total loss evaluation methodology, use of after-market parts, use of credit in underwriting, charging betterment in first party physical damage claims, offering alternative commission programs or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's claims and marketing practices and business operations. Other insurance companies face many of these same issues.
   The Company plans to vigorously contest these suits. The Company has established reserves for those lawsuits for which the Company is currently able to estimate its potential exposure; the Company is currently unable to estimate the potential exposure on the other lawsuits. The Company believes that the ultimate disposition of the lawsuits for which reserves have been established in amounts in excess of the current reserves will not materially impact the Company's annual cash flows or results of operations or financial condition.

4  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
   -----------------------------------------


--------------------------------------------------------------------------------
Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:


   (millions)                                                                                2001            2000            1999
------------------------------------------------------------------------------------------------------------------------------------

   Balance at January 1                                                                $    2,986.4    $    2,416.2    $    2,188.6
     Less reinsurance recoverables on unpaid losses                                           201.1           216.0           242.8
------------------------------------------------------------------------------------------------------------------------------------
   Net balance at January 1                                                                 2,785.3         2,200.2         1,945.8
------------------------------------------------------------------------------------------------------------------------------------
   Incurred related to:
     Current year                                                                           5,363.1         5,203.6         4,286.2
     Prior years                                                                              (99.0)           75.8           (29.8)
------------------------------------------------------------------------------------------------------------------------------------
      Total incurred                                                                        5,264.1         5,279.4         4,256.4
------------------------------------------------------------------------------------------------------------------------------------
   Paid related to:
     Current year                                                                           3,570.4         3,447.7         2,919.2
     Prior years                                                                            1,409.3         1,246.6         1,082.8
-----------------------------------------------------------------------------------------------------------------------------------
      Total paid                                                                            4,979.7         4,694.3         4,002.0
------------------------------------------------------------------------------------------------------------------------------------
   Net balance at December 31                                                               3,069.7         2,785.3         2,200.2
     Plus reinsurance recoverables on unpaid losses                                           168.3           201.1           216.0
-----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31                                                              $    3,238.0    $    2,986.4    $    2,416.2
===================================================================================================================================

The Company's objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company's reserves developed conservatively in 2001 and prior to 2000. Beginning in 1999 and continuing throughout 2000, the Company experienced an increase in severity trends which led to adverse development on prior accident years in 2000.
  Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.
  The Company writes auto insurance in the coastal states, which could be exposed to natural catastrophes, such as hurricanes. Although the occurrence of a major catastrophe could have a significant impact on the Company's quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.




5 STATUTORY FINANCIAL INFORMATION
  --------------------------------

At December 31, 2001, $333.8 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

  During 2001, the insurance subsidiaries paid aggregate cash dividends of $461.2 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $436.0 million in 2002 without prior approval from regulatory authorities.

  Statutory policyholders' surplus was $2,647.7 million and $2,177.0 million at December 31, 2001 and 2000, respectively. Statutory net income was $469.5 million, $33.8 million and $199.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  The Company files statutory-basis financial statements with state insurance departments in all states in which the Company is licensed.
On January 1, 2001, significant changes to the statutory basis of accounting became effective. The cumulative effect of these changes was recorded as a direct adjustment to statutory surplus. The effect of adoption increased statutory surplus by $340.5 million.

6 INCOME TAXES
  ------------

-------------------------------------------------------------------------------
The components of the Company's income tax provision (benefit) were as follows:


   (millions)                                                                                2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------------------

   Current tax provision                                                               $      176.6    $       25.0    $      136.2
   Deferred tax benefit                                                                         (.4)          (39.3)          (19.2)
------------------------------------------------------------------------------------------------------------------------------------
     Total income tax provision (benefit)                                              $      176.2    $      (14.3)   $      117.0
                                                                                       =============================================


The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:



   (millions)                                                     2001                     2000                       1999
------------------------------------------------------------------------------------------------------------------------------------

   Income before income taxes                             $    587.6                $      31.8               $     412.2
                                                          --------------------------------------------------------------------------
   Tax at statutory rate                                  $    205.7       35%      $      11.1     35%       $     144.3      35%
   Tax effect of:
     Exempt interest income                                    (14.7)      (3)            (17.6)   (55)             (22.1)     (5)
     Dividends received deduction                              (12.6)      (2)            (10.3)   (32)              (6.1)     (2)
     Goodwill amortization                                      --         --               1.4      4                1.6      --
     Foreign currency translation loss                          --         --               1.4      4                 --      --
     Other items, net                                          (2.2)       --               (.3)    (1)               (.7)     --
-----------------------------------------------------------------------------------------------------------------------------------
                                                          $    176.2       30%      $     (14.3)   (45)%         $   117.0     28%
                                                          =========================================================================


Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2001 and 2000, the components of the net deferred tax assets were as follows:



   (millions)                                                                                                2001            2000
-----------------------------------------------------------------------------------------------------------------------------------

   Deferred tax assets:
     Unearned premiums reserve                                                                         $      191.4    $      183.8
     Non-deductible accruals                                                                                   54.6            59.6
     Loss reserves                                                                                            135.5           134.2
     Capital loss carryforward                                                                                 14.1            --
     Other                                                                                                     13.0            28.3
   Deferred tax liabilities:
     Deferred acquisition costs                                                                              (110.8)         (108.5)
     Unrealized gains                                                                                         (65.3)          (37.5)
     Forecasted hedges                                                                                         (5.0)           --
------------------------------------------------------------------------------------------------------------------------------------
   Net deferred tax assets                                                                             $      227.5    $      259.9
                                                                                                       =============================


The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

7 EMPLOYEE BENEFIT PLANS
  ----------------------

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $10.7 million in 2001, $9.3 million in 2000 and $8.0 million in 1999.

   The second tier is a long-term savings plan under which the Company matches amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Effective April 1, 2002, Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Previously, such contributions were required to be invested in the Company stock fund until fully vested. Company matching contributions were $14.4 million in 2001, $12.9 million in 2000 and $11.3 million in 1999.

   During 2000, the Company terminated its defined benefit pension plan and recognized $3.2 million in settlement expenses. In addition, the Company recognized pension expense of $2.8 million in 2000 and $2.3 million in 1999.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation, and, if elected, continuation of health-care benefits. The Company's liability was $8.3 million at December 31, 2001, compared to $6.6 million in 2000.

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized income of $.3 million in 2001, and $.4 million in both 2000 and 1999. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2001 and 2000, the trust held assets of $19.2 million and $17.6 million, respectively, of which $5.0 million and $3.4 million were held in Common Shares, to cover its liabilities.

INCENTIVE COMPENSATION Plans The Company's 1995 Incentive Plan, which provides for the granting of stock options and other stock-based awards to key employees of the Company, has 5,000,000 shares authorized. The 1989 Incentive Plan has expired. In addition to the Incentive Plans, the Company registered 650,000 Common Shares relating to stock options granted to directors of the Company. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant.

A summary of all employee stock option activity during the years ended December 31 follows:


                                                           2001                        2000                         1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted                     Weighted                      Weighted
                                                  Number of       Average      Number of       Average     Number of         Average
   Options Outstanding                            Shares    Exercise Price        Shares  Exercise Price      Shares  Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

   Beginning of year                              4,525,392     $     61.60   4,458,463     $     58.20    4,705,811     $     46.07
     Add (deduct):
     Granted                                        670,694           92.67   1,085,789           59.01      476,850          139.18
     Exercised                                     (812,585)          31.41    (678,924)          25.59     (552,473)          22.54
     Cancelled                                     (156,041)          85.75    (339,936)          80.80     (171,725)          65.50
------------------------------------------------------------------------------------------------------------------------------------
   End of year                                    4,227,460     $     71.43   4,525,392     $     61.60    4,458,463     $     58.20
====================================================================================================================================
   Exercisable, end of year                       1,402,203     $     39.57   1,544,614     $     30.91    1,571,538     $     25.15
                                                  ==================================================================================
   Available, end of year                         2,579,894                   3,625,569                    4,371,422
                                                  =========                   =========                    =========

The following employee options were outstanding or exercisable as of December 31, 2001:


                                                     OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                                     ----------------------------------------------------------   ----------------------------
                                                              WEIGHTED AVERAGE        WEIGHTED                       WEIGHTED
   RANGE OF                           NUMBER OF                      REMAINING         AVERAGE     NUMBER OF          AVERAGE
   EXERCISE PRICES                      SHARES                CONTRACTUAL LIFE   EXERCISE PRICE       SHARES   EXERCISE PRICE
-----------------------------------------------------------------------------------------------   ----------------------------
   $  29 - 40                            886,460                 2.21 years         $ 33.51          886,460        $ 33.51
      41 - 60                          1,368,921                 6.57 years           53.96          487,142          47.20
      61 - 80                            546,597                 5.24 years           68.68           14,277          68.82
      81 - 125                         1,042,858                 7.95 years          102.22            8,164         113.44
     126 - 161                           382,624                 7.02 years          141.81            6,160         143.02
-----------------------------------------------------------------------------------------------   ----------------------------
   $  29 - 161                         4,227,460                                                   1,402,203
                                       =========                                                   =========


Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant, including 48,411 options awarded to directors during the last three years, using the following assumptions:


                                               2001                2000            1999
-------------------------------------------------------------------------------------------
 Option Term                                 6 years              6 years        7 years
 Annualized Volatility Rate                     .377                 .314           .284
 Risk-free Rate of Return                       5.24%                6.40%          6.18%
 Dividend Yield                                  .30%                 .50%           .18%

 Black-Scholes Value                            44.5%                41.6%          44.3%

The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

In 2001, the Company granted to certain senior managers options which, in addition to having a fixed vesting date, contain a provision for accelerated vesting based on achieving predetermined objectives. To calculate the fair value of these options awarded, the Company used the assumptions above, except for an eight-year option term, based on the exercise pattern of this group of employees. These assumptions produced a Black-Scholes value of 51.1%.

If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:

(millions-except per share amounts)                   2001         2000         1999
--------------------------------------------------------------------------------------
PRO FORMA
 Net income                                         $ 396.0      $ 34.0      $  283.9
                                                    =================================
 Earnings per share
   Basic                                            $  5.37      $  .46      $  3.90
   Diluted                                             5.29         .46         3.81

ACTUAL
 Earnings per share - diluted                       $  5.48      $  .62      $  3.96

The amounts charged to income for incentive compensation plans, including executive cash bonus programs for key members of management and a gain sharing program for all other employees, were $128.3 million in 2001, $8.3 million in 2000 and $55.6 million in 1999.

8 SEGMENT INFORMATION

The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Company's Personal Lines business consists predominantly of auto insurance and is either generated by an agent or written directly by the Company. The Personal Lines-Agent channel includes business primarily written by the Company's network of more than 30,000 Independent Insurance Agencies, while the Personal Lines-Direct channel business is generated primarily through the telephone or Internet. The Personal Lines business units, which include both Agent and Direct channels, are managed at a local level and structured into six regions. Each business area has a business leader and a product team, with local product man-agers at the state or regional level.

     The Company's other lines of business include insurance for small fleets of commercial vehicles, lenders' collateral protection, directors' and officers' liability and related services, including processing business for involuntary plans. The other lines of business accounted for 9% of the Company's
2001 consolidated revenues.

     All revenues are generated from external customers and the Company does not have a reliance on any major customer.

     The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $81.0 million in 2001, $77.6 million in 2000 and $71.8 million in 1999. The accounting policies of the operating segments are the same as those described in Note 1-Reporting and Accounting Policies.

For the years ended December 31,

                                       2001                          2000                         1999
                              -------------------------     ------------------------    --------------------------
                                                 PRETAX                      PRETAX                        PRETAX
(millions)                    REVENUES    PROFIT (LOSS)     REVENUES   PROFIT (LOSS)     REVENUES   PROFIT (LOSS)
                              -------------------------     ------------------------    --------------------------
Personal Lines-Agent           $4,706.8      $  251.2       $4,643.4      $ (176.0)      $4,548.7      $  161.2
Personal Lines-Direct           1,787.0          40.9        1,220.6        (128.7)         745.4         (98.0)
------------------------------------------------------------------------------------------------------------------
  Total Personal Lines(1)       6,493.8         292.1        5,864.0        (304.7)       5,294.1          63.2
Other(2)                          692.7          58.7          504.9          21.3          442.2          47.0
Investments(3)                    301.7         289.0          402.1         393.0          387.9         378.4
Interest expense                   --           (52.2)          --           (77.8)          --           (76.4)
------------------------------------------------------------------------------------------------------------------
                               $7,488.2      $  587.6       $6,771.0      $   31.8       $6,124.2      $  412.2
                               ===================================================================================


(1) Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2001 and 2000, compared to 94% in 1999.

(2) For 2000, pretax profit includes the realization of a $4.2 million foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary. 1999 revenues and pretax profit include a $5.2 million gain on the sale of the corporate aircraft; see Note 12-Related Party Transaction for discussion.

(3) Revenues represent recurring investment income and net realized gains/losses on security sales; pretax profit is net of investment expenses.


9 COMMITMENTS AND CONTINGENCIES

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable contracts at December 31, 2001 are as follows (in millions): 2002-$89.9; 2003-$60.8;
2004-$29.7; 2005-$16.4; 2006-$3.1; and thereafter-$2.9. Total expense incurred by the Company for such purposes for 2001, 2000 and 1999 was $119.8 million, $100.0 million and $96.3 million, respectively.

During 2000, the Company accrued $20.0 million related to the termination of a Strategic Alliance relationship. As a result of this dissolution, a related reinsurance agreement terminated and the Company was entitled to the run-off of all of the premium written under this agreement. The amount accrued represents the Company's best estimate of the share of the net present value of the future profit on that business that the other party was entitled to receive upon this termination.

10      FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 2-Investments and
Note 13-Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

                                                   2001                    2000
                                         --------------------------------------------------------
                                                        MARKET                   MARKET
   (millions)                                COST        VALUE       COST         VALUE
-------------------------------------------------------------------------------------------------
Investments:
  Available-for-sale: fixed maturities   $  5,873.0  $  5,949.0  $  4,741.9  $  4,784.1
                      preferred stocks        675.4       713.9       806.3       813.7
                      common equities       1,263.7     1,336.0     1,141.3     1,198.7
  Short-term investments                      227.4       227.4       186.8       186.8
Debt                                       (1,095.7)   (1,092.5)     (748.8)     (712.0)



11   OTHER COMPREHENSIVE INCOME

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

                                               2001                               2000
------------------------------------------------------------------------------------------------------
                                               TAX                                 TAX
                                           (PROVISION)   AFTER                 (PROVISION)    AFTER
   (millions)                       PRETAX   BENEFIT      TAX          PRETAX    BENEFIT       TAX
------------------------------------------------------------------------------------------------------
   Unrealized gains (losses)
      arising during period:
     Available-for-sale:
        fixed maturities            $ 17.0    $ (5.9)   $ 11.1       $ 191.3   $ (67.0)     $ 124.3
        equity securities             40.9     (14.3)     26.6         (69.8)     24.4        (45.4)
   Reclassification adjustment:(1)
     Available-for-sale:
        fixed maturities              16.7      (5.8)     10.9         (30.9)     10.7        (20.2)
        equity securities              5.2      (1.8)      3.4          21.8      (7.6)        14.2
                                    ------    ------    ------       -------   -------      -------
   Net unrealized gains (losses)      79.8     (27.8)     52.0         112.4     (39.5)        72.9
   Forecasted hedges(2)               14.2      (5.0)      9.2          --        --           --
   Foreign currency
      translation adjustment(3)       --        --        --             4.2      --            4.2
                                    ------    ------    ------       -------   -------      -------
   Other comprehensive
      income (loss)                 $ 94.0   $ (32.8)   $ 61.2       $ 116.6   $ (39.5)     $  77.1
                                    ======   =======    ======       =======   =======      =======

                                              1999
-------------------------------------------------------------------
                                                TAX
                                            (PROVISION)    AFTER
   (millions)                        PRETAX   BENEFIT       TAX
-------------------------------------------------------------------
   Unrealized gains (losses)
      arising during period:
     Available-for-sale:
        fixed maturities            $ (150.7)   $ 52.8   $ (97.9)
        equity securities               25.7      (9.0)     16.7
   Reclassification adjustment:(1)
     Available-for-sale:
        fixed maturities               (14.9)      5.2      (9.7)
        equity securities              (39.8)     14.0     (25.8)
                                    --------    ------   -------
   Net unrealized gains (losses)      (179.7)     63.0    (116.7)
   Forecasted hedges(2)                 --        --        --
   Foreign currency
      translation adjustment(3)           .6      --          .6
                                    --------    ------   -------
   Other comprehensive
      income (loss)                 $ (179.1)   $ 63.0   $(116.1)
                                    ========    ======   =======

(1)  Represents adjustments for gains (losses) realized in net income.

(2) Entered into for the purpose of managing interest rate risk associated with debt issuances. See Note 13-Debt. The Company expects to reclassify $1.4 million into income within the next 12 months.

(3)  Foreign currency translation adjustments have no tax effect.


12   RELATED PARTY TRANSACTION

On April 23, 1999, the Company sold its corporate aircraft to a company independently owned by Peter B. Lewis, the Company's Chairman of the Board, and then President and Chief Executive Officer. The airplane had a net book value of $6.9 million and was sold to Mr. Lewis for $12.1 million, the fair market value of the airplane as determined by an independent appraiser.

13   DEBT

Debt at December 31 consisted of:


                                                                                       2001                         2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              MARKET                       MARKET
   (millions)                                                                     COST         VALUE           COST         VALUE
-----------------------------------------------------------------------------------------------------------------------------------
   6.375% Senior Notes due 2012 (issued: $350.0, December 2001)(1)            $    347.0     $   348.4     $     --      $   --
   65/8% Senior Notes due 2029 (issued: $300.0, March 1999)(1)                     293.9         271.1          293.8       257.4
   7.30% Notes due 2006 (issued: $100.0, May 1996)                                  99.8         106.1           99.7       102.4
   6.60% Notes due 2004 (issued: $200.0, January 1994)                             199.6         209.5          199.4       200.3
   7% Notes due 2013 (issued: $150.0, October 1993)                                148.6         150.6          148.6       144.6
   Other debt                                                                        6.8           6.8            7.3         7.3
                                                                              ----------     ---------     ----------    --------
                                                                              $  1,095.7     $ 1,092.5     $    748.8    $  712.0
                                                                              ==========     =========     ==========    ========


(1) Prior to issuance of the 6.375% Senior Notes and the 6 5/8% Senior Notes, the Company entered into forecasted debt issuance hedges to hedge against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. Pursuant to SFAS 133, the Company recognized an $18.4 million gain associated with the 6.375% Senior Notes as a part of accumulated other comprehensive income and, in 2001, reclassified the remaining $4.2 million loss associated with the 6 5/8% Senior Notes from a deferred asset account, in accordance with SFAS 80, "Accounting for Futures Contracts," to accumulated other comprehensive income. The gain/loss on these hedges is recognized as an adjustment to interest expense over the life of the related debt issuances.


Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources.

     The Company's debt is noncallable, except for the 6.375% Senior Notes and the 6 5/8% Senior Notes which may be redeemed in whole or in part at any time, subject to a "make whole" provision. Interest is payable semiannually.

     In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 2001 or 2000.

     Aggregate principal payments on debt outstanding at December 31, 2001, are $0 for 2002, $.8 million for 2003, $206.0 million for 2004, $0 for 2005, $100.0 million for 2006 and $800.0 million thereafter.


14   REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from re-insurer insolvencies.

As of December 31, 2001 and 2000, approximately 50% and 60%, respectively, of the "prepaid reinsurance premiums" and "reinsurance recoverables" are comprised of CAIP, for which the Company retains no indemnity risk, and the Company's Strategic Alliance relationships. See Note 9-Commitments and Contingencies regarding a Strategic Alliance relationship termination.

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:


                                        2001                       2000                         1999
--------------------------------------------------------------------------------------------------------------
   (millions)                   WRITTEN        EARNED       WRITTEN       EARNED        WRITTEN       EARNED
--------------------------------------------------------------------------------------------------------------
   Direct premiums             $  7,379.2    $  7,299.0    $  6,402.1   $  6,547.0     $  6,305.3   $  5,853.5
     Ceded                         (119.2)       (137.3)       (206.0)      (198.6)        (180.6)      (169.9)
     Assumed                           .1            .1          --           --             --           --
                               ----------    ----------    ----------   ----------     ----------   ----------
   Net premiums                $  7,260.1    $  7,161.8    $  6,196.1   $  6,348.4     $  6,124.7   $  5,683.6
                               ==========    ==========    ==========   ==========     ==========   ==========

Losses and loss adjustment expenses are net of reinsurance ceded of $102.4 million in 2001, $161.0 million in 2000 and $132.8 million in 1999.

Report of PricewaterhouseCoopers LLP, Independent Accountants






TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Cleveland, Ohio
January 23, 2002




                               The Progressive Corporation and Subsidiaries 45

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The consolidated financial statements and the related notes on pages 30 through 44, together with the supplemental information on pages 52 through 59, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

     The Company views the estimates and assumptions used in determining impairment on its investment portfolio, deferral of acquisition costs, establishment of its loss reserves and reserves for pending litigation as its critical accounting policies. Discussions relating to the Company's treatment of these critical accounting policies are discussed in further detail herewith.

FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares, to retire its outstanding indebtedness, to pay dividends and for other business purposes.

     During 2001, the Company repurchased 932,234 of its Common Shares at a total cost of $120.3 million (average $128.99 per share), including 76,368 Common Shares (average $114.37 per share) repurchased to satisfy obligations under the Company's benefit plans. During the three-year period ended December 31, 2001, the Company repurchased 1,239,332 of its Common Shares at a total cost of $138.7 million (average $111.89 per share), including 110,966 Common Shares (average $102.05 per share) repurchased to satisfy obligations under the Company's benefit plans. During the same period, The Progressive Corporation received $578.1 million of dividends from its subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 5 to the financial statements.

     The Company has substantial capital resources and is unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect its capital resources in a material way. In November 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $500 million of debt securities. The registration statement was declared effective on November 29, 2001, and, in December 2001, the Company issued $350.0 million of 6.375% Senior Notes due 2012 under the shelf. The net proceeds of $365.4 million, which include $18.4 million received under a forecasted hedge that the Company entered into in anticipation of the debt issuance, are intended to be used for general corporate purposes. Thus, $150 million remains available for the issuance of additional securities under the shelf. In March 1999, the Company issued $300.0 million of 6 5/8% Senior Notes due 2029. The net proceeds of $293.7 million were used to repay outstanding debt upon maturity. During the last three years, the Company repaid $330.9 million of debt. See Note 13-Debt for further discussion on the Company's current outstanding debt. The Company also has available a $10.0 million revolving credit agreement. The Company's debt to total capital ratio is 25%. Management believes that the Company has substantial capital resources and sufficient borrowing capacity to support current and anticipated growth.

     The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2001, operations generated positive cash flows of $2,851.6 million, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities.

     Total capital expenditures for the three years ended December 31, 2001, aggregated $352.7 million. The Company constructed a five building, 732,300 square foot, corporate office complex in Mayfield Village, Ohio. The total cost was $129.0 million. Four buildings and the parking garage were completed prior to 2001. The fifth building was completed in the first quarter of 2001. In 1999, the Company completed the third and final building of a 307,000 square foot regional call center in Tampa, Florida. The cost of this project was $45.5 million. These construction projects were funded through operating cash flows. The Company does not currently have any plans to construct substantial additional facilities in the near term.

     Other than the items disclosed in Note 2-Investments and Note 9-Commitments and Contingencies regarding open derivatives and investment funding commitments and operating leases and service agreements, respectively, the Company does not have any off-balance-sheet leverage.

INVESTMENTS The Company invests in fixed-maturity, equity and short-term securities. The market value of the portfolio was as follows:


   (millions)                                                DECEMBER 31, 2001            DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------

Investment-Grade Fixed Maturities:

     Short/Intermediate-Term                              $  5,827.3          70.8%    $  4,639.9          66.4%
     Long-Term(1)                                              202.3           2.5          236.4           3.4
   Non-Investment-Grade Fixed Maturities(2)                    146.8           1.8           94.6           1.4
                                                          ----------         -----     ----------          -----
                                                             6,176.4          75.1        4,970.9          71.2
                                                          ----------         -----     ----------          -----

   Common Equities:
     Common Stocks(3)                                        1,201.0          14.6          860.1          12.3
     Term Trust Certificates(4)                                 50.1            .6          220.4           3.2
     Other Risk Investments(5)                                  84.9           1.0          118.2           1.7
                                                          ----------         -----     ----------          -----
                                                             1,336.0          16.2        1,198.7          17.2
   Preferred Stocks(6)                                         713.9           8.7          813.7          11.6
                                                          ----------         -----     ----------          -----
      Total Portfolio                                     $  8,226.3         100.0%    $  6,983.3         100.0%
                                                          ==========         =====     ==========         =====


(1) Includes securities with maturities of 10 years or greater. Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. See Note 2-Investments.
(2) Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification but may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market.
(3)  Common stocks are traded on nationally recognized securities exchanges.
(4) Term trust certificates, the common shares of closed-end bond funds, have the risk and reward characteristics of the underlying bonds.
(5) Includes private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations. See Note 2-Investments for open funding commitments.
(6) Comprised of over 95% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.




46 The Progressive Corporation and Subsidiaries

As of December 31, 2001, the Company's portfolio had $186.8 million in unrealized gains, compared to $107.0 million in unrealized gains in 2000. The increase was the result of declining interest rates and the recognition of $111.9 million of net realized losses in 2001, offset by the decline in the equity markets. The realized losses during 2001 were primarily driven by rebalancing the common stocks to the Russell 1000 during the year and write downs in securities determined to have an other than temporary decline in market value. The weighted average fully taxable equivalent book yield of the portfolio was 6.2% for the year ended December 31, 2001, 6.4% for 2000 and 6.3% for 1999. The pretax recurring book yield of the portfolio was 5.6%, 5.7% and 5.6% for the years ended December 31, 2001, 2000 and 1999, respectively.

The quality distribution of the fixed-income portfolio, which includes fixed-maturity securities and preferred stocks, was as follows:


   RATING                             DECEMBER 31, 2001       DECEMBER 31, 2000
-------------------------------------------------------------------------------
   AAA                                     58.0%                   50.6%
   AA                                      10.6                    11.7
   A                                       15.3                    25.3
   BBB                                     14.0                     8.1
   Non Rated/Other                          2.1                     4.3
-------------------------------------------------------------------------------
                                          100.0%                  100.0%
                                          =====                   =====

The duration of the fixed-income portfolio was 3.7 years at December 31, 2001, compared to 3.5 years at December 31, 2000.



Included in the fixed-income portfolio, the Company held asset-backed securities at December 31, 2001 which were comprised of the following:


                                                                         MARKET        DURATION                      UNREALIZED
  (millions)                                                              VALUE         (YEARS)       RATING(1)   GAINS (LOSSES)(2)
------------------------------------------------------------------------------------------------------------------------------------

  Collateralized Mortgage Obligations (CMO):
   Sequential Bonds                                                    $      200.1        2.50          AAA         $     4.2
   Planned Amortization Class Bonds                                           321.5        3.80          AAA-               6.6
                                                                       ------------                                  ----------
                                                                              521.6        3.35          AAA-              10.8
                                                                       ------------                                  ----------
  Commercial Mortgage-Backed Obligations (CMB)(3)                             868.8        4.33           AA-               1.8
  CMB-Interest-Only Certificates                                              223.3        3.32          AAA              (6.1)
                                                                       ------------                                  ----------
                                                                            1,092.1        4.12           AA              (4.3)
                                                                       ------------                                  ----------
  Other asset-backed securities(4)                                            691.7        2.54           AA+              21.7
                                                                       ------------                                  ----------
  Total asset-backed securities(5)                                     $    2,305.4        3.47           AA+        $     28.2
                                                                       ============                                  ==========

(1)  Weighted average Moody's or Standard & Poor's rating.

(2) The single largest unrealized loss in any individual CMO security was $1.0 million and in any CMB security was $5.5 million at December 31, 2001.

(3) These securities sensitivity to prepayment risk is reduced by prepayment lock out provisions and yield maintenance payments.

(4) Home equity loans represent $395.4 million, or 57% of the other asset-backed securities; the remainder of the portfolio is comprised of equipment leases, auto loans, credit card receivables, manufactured housing loans and other structured loans.

(5) The majority of asset-backed securities are liquid with available market quotes and contain no residual interests.

The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Interest rate risk includes the risk from movements in the underlying market rate and in credit spreads of the respective sectors of debt securities held. Common equities, excluding term trust certificates, which generally have greater risk and volatility of market value, may range from 0 to 25% of the portfolio; at December 2001, these securities comprised 15.6% of the total portfolio. Common stocks, which represent 90% of the common equity portfolio, are managed externally by State Street Global Advisors Inc. to track the Russell 1000 index within +/- 50 basis points. The Company monitors the composition and performance of the common stock portfolio to ensure compliance with the objectives. Exposure to foreign currency exchange risk is limited by Company restrictions and is monitored quarterly for compliance. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. The Company monitors the value at risk of the fixed-income and equity portfolios as well as the total portfolio. For the quantitative market risk disclosures, see page 56.

     An additional exposure to the fixed-income portfolio is credit quality risk, which is limited by managing to a defined minimum credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Except for U.S. treasury and agency bonds, concentration in single issuers is limited to no more than 5% of the portfolio.

     On a quarterly basis, the Company examines its investment portfolio for evidence of impairment. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its current market value. The write-down activity for the years ended December 31, follows:


(millions)                                         2001             2000            1999
------------------------------------------------------------------------------------------
Total write-downs during the year               $  60.0          $   46.5         $  16.3
Write-downs on securities sold                    (24.0)             (3.4)            --
                                                -------          --------         -------
Write-downs on securities held at year end      $  36.0          $   43.1         $  16.3
                                                =======          ========         =======


Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2001, the Company did not have any trading securities, compared to $3.7 million at December 31, 2000. Net realized losses on trading securities for the years ended December 31, 2001, 2000 and 1999 were $6.5 million, $19.0 million and $.3 million, respectively, and are included in the available-for-sale portfolio.

     Derivative instruments are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2001, the Company recognized net gains (losses) on derivatives used to manage risk in the available-for-sale portfolio of $(2.7) million, compared to $(2.3) million in 2000 and $4.6 million in 1999. Derivative instruments may also be used for trading purposes. Derivatives used for trading purposes generated net gains (losses) of $1.9 million in 2001, $2.6 million in 2000 and $(3.5) million in 1999, and are included in the available-for-sale portfolio. For all derivative positions, net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

RESULTS OF OPERATIONS Net income was $411.4 million, or $5.48 per share, in 2001, compared to $46.1 million, or $.62 per share, in 2000, and $295.2 million, or $3.96 per share, in 1999. The GAAP combined ratio (CR) was 95.2 in 2001,
104.4 in 2000 and 98.3 in 1999. Operating income, which the Company defines as net income excluding the after-tax effect of net realized gains/losses on security sales and one-time items, was $485.5 million, or $6.47 per share, in 2001, $55.4 million, or $.75 per share, in 2000 and $266.7 million, or $3.58 per share, in 1999. The increase in operating income from 2000 is primarily driven by improved underwriting results as discussed below. By excluding items which are not of a recurring nature, the Company believes that operating income provides a useful measure of the Company's operating results. However, since operating income is not a term defined by generally accepted accounting principles, the Company's operating results may not be comparable to similarly titled measures reported by other companies.

Following is a reconciliation of the Company's net income to operating income:

                                                                        2001                            2000
                                                           -------------------------------------------------------------
   (millions, except per share amounts)                         $           PER SHARE           $            PER SHARE
------------------------------------------------------------------------------------------------------------------------
   Net Income                                              $    411.4       $   5.48        $     46.1       $   .62
   Reconciling items (after-tax):
     Net realized (gains) losses on security sales               72.7            .97             (11.0)         (.15)
     One-time items:
      Termination of strategic alliance relationship               --             --              13.0           .17
      Foreign currency translation loss                            --             --               4.2           .06
      Termination of defined benefit pension plan                  --             --               2.0           .03
      Gain on sale of corporate aircraft                           --             --                --            --
      Nonrealization of advertising commitments                    --             --                --            --
      Severance and other costs(1)                                1.4            .02               1.1           .02
                                                           ----------------------------     ----------------------------
   Operating Income                                        $    485.5       $   6.47        $     55.4       $   .75
                                                           ============================     ============================

                                                                         1999
                                                           ---------------------------------
   (millions, except per share amounts)                          $        PER SHARE
--------------------------------------------------------------------------------------------
   Net Income                                               $    295.2   $      3.96
   Reconciling items (after-tax):
     Net realized (gains) losses on security sales               (30.7)         (.41)
     One-time items:
      Termination of strategic alliance relationship                --            --
      Foreign currency translation loss                             --            --
      Termination of defined benefit pension plan                   --            --
      Gain on sale of corporate aircraft                          (3.4)         (.05)
      Nonrealization of advertising commitments                    4.9           .07
      Severance and other costs(1)                                  .7           .01
                                                            ---------------------------
   Operating Income                                         $    266.7   $      3.58
                                                            ===========================

(1) 2001 related to the Company's reduction in force in New York; 2000 is associated with the Company's reorganization at the general manager level; and 1999 was for the wind-down of the Company's Canadian operations.

Direct premiums written increased 15% to $7,379.2 million in 2001, compared to $6,402.1 million in 2000 and $6,305.3 million in 1999. For 2001, 2000 and 1999, net premiums written increased 17%, 1% and 16%, respectively, to $7,260.1 million, $6,196.1 million and $6,124.7 million. The difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures, for which the Company retains no indemnity risk, of $80.5 million in 2001, $50.9 million in 2000 and $49.7 million in 1999, and reinsurance the Company maintains in its auto and non-auto programs. Net premiums written continued to be impacted by the shift from 12-month to 6-month policies. The shift in policy term resulted in a higher number of policies renewing in 2001, compared to 2000, primarily in the second half of the year. At December 31, 2001, substantially all of the Company's new auto policies were written for six-month terms, compared to 80% at December 31, 2000 and 35% at December 31, 1999. As of December 31, 2001, 73% of total auto policies in force were for 6-month terms. The Company expects the shift in policy terms to continue to affect the net premiums written growth rates through the first quarter 2002.

     Premiums earned, which are a function of the premiums written in the current and prior periods and are recognized into income over the policy term, are not affected by the shift in policy term. Therefore, the Company believes that net premiums earned may be a more meaningful measure of growth during the period of transition from 12-month to 6-month policy terms. For 2001, 2000 and 1999, premiums earned increased 13%, 12%, and 15%, respectively. The majority of the growth was due to increased rate levels. During 2001, the Company implemented 81 auto rate revisions in various states, and plans to implement additional rate revisions as any rate need or product opportunity emerges.

     The Company's Personal Lines business units write insurance for private passenger automobiles and recreation vehicles and currently represent 89% of the Company's total net premiums written. Personal Lines net premiums written grew 15% in 2001, declined 1% in 2000 and grew 16%in 1999; net premiums earned grew 11% in both 2001 and 2000 and 16% in 1999. The Personal Lines business is generated either by an Agent or written directly by the Company. The Agent channel includes business written by the Company's network of 30,000 Independent Insurance Agencies and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-PROGRESSIVE(SM), the Internet (progressive.com) and on behalf of affinity groups.

     In addition to its Personal Lines business, the Company's other lines of business include writing insurance for small fleets of commercial vehicles, lenders' collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claim, underwriting and system services.

Underwriting results for the Company's Personal Lines, including its channel components, and the other lines of business were as follows:


   (millions)                                                         2001            2000            1999
----------------------------------------------------------------------------------------------------------------
  NET PREMIUMS WRITTEN
   Personal Lines-Agent                                         $    4,614.7    $    4,358.4    $    4,746.5
   Personal Lines-Direct                                             1,861.7         1,293.1           955.9
                                                                ------------    ------------    ------------
     Total Personal Lines                                            6,476.4         5,651.5         5,702.4
   Other Lines                                                         783.7           544.6           422.3
                                                                ------------    ------------    ------------
     Companywide                                                $    7,260.1    $    6,196.1    $    6,124.7
                                                                ============    ============    ============

  NET PREMIUMS EARNED
   Personal Lines-Agent                                         $    4,706.8    $    4,643.4    $    4,548.7
   Personal Lines-Direct                                             1,787.0         1,220.6           745.4
                                                                ------------    ------------    ------------
     Total Personal Lines                                            6,493.8         5,864.0         5,294.1
   Other Lines                                                         668.0           484.4           389.5
                                                                ------------    ------------    ------------
     Companywide                                                $    7,161.8    $    6,348.4    $    5,683.6
                                                                ============    ============    ============

  PERSONAL LINES-AGENT CR
   Loss & loss adjustment expense ratio                                 74.8            85.0            75.8
   Underwriting expense ratio                                           19.9            18.8            20.7
                                                                ------------    ------------    ------------
                                                                        94.7           103.8            96.5
                                                                ============    ============    ============

  PERSONAL LINES-DIRECT CR
   Loss & loss adjustment expense ratio                                 71.8            80.9            74.6
   Underwriting expense ratio                                           25.9            29.6            38.5
                                                                ------------    ------------    ------------
                                                                        97.7           110.5           113.1
                                                                ============    ============    ============

  PERSONAL LINES-TOTAL CR
   Loss & loss adjustment expense ratio                                 74.0            84.1            75.6
   Underwriting expense ratio                                           21.5            21.1            23.2
                                                                ------------    ------------    ------------
                                                                        95.5           105.2            98.8
                                                                ============    ============    ============

  OTHER LINES-CR
   Loss & loss adjustment expense ratio                                 68.9            71.3            65.1
   Underwriting expense ratio                                           23.1            23.2            25.8
                                                                ------------    ------------    ------------
                                                                        92.0            94.5            90.9
                                                                ============    ============    ============

  COMPANYWIDE GAAP CR
   Loss & loss adjustment expense ratio                                 73.5            83.2            74.9
   Underwriting expense ratio                                           21.7            21.2            23.4
                                                                ------------    ------------    ------------
                                                                        95.2           104.4            98.3
                                                                ============    ============    ============

  COMPANYWIDE ACCIDENT YEAR
   Loss & loss adjustment expense ratio                                 74.9            82.0            75.4
                                                                ============    ============    ============


  AUTO POLICIES IN FORCE (AT DECEMBER 31)
   (thousands)
   Agent                                                               2,779           2,821           3,046
   Direct                                                              1,209           1,026             710
                                                                ------------    ------------    ------------
                                                                       3,988           3,847           3,756
                                                                ============    ============    ============

The Agent channel net premiums written increased 6% in 2001, compared to an 8% decrease in 2000 and an 8% increase in 1999. As discussed previously, the increase in net premiums written for 2001 was influenced by the Company's shift to six-month policies. Net premiums earned, which again may reflect a more meaningful picture of the Agent business growth during this transition period, increased 1%, 2% and 9% in 2001, 2000 and 1999, respectively. The rate increases the Company has taken were partially offset by decreases in Agent auto policies in force. Growth in the Agent business can be impacted by competitor rate activity and local market conditions. The Company was generally ahead of competitors in recognizing the increases in loss trends and filing necessary rate increases. Therefore, as competitors raise rates, the Company could experience an increase in its share of business generated in the Agent channel. In addition, a number of national companies have recently begun reunderwriting their books of business to improve results and some competitors have become more reluctant to accept nonstandard or even some standard risks or even withdrawing. The Company believes that these signals may indicate the beginning of a market change and welcomes the opportunity to write this business in most states.

     The Company's Direct channel net premiums written increased 44% in 2001, 35% in 2000 and 80% in 1999. For 2001, net premiums written increased 41%, excluding the $37.7 million of previously ceded written premiums that were assumed by the Company upon the commutation of a reinsurance agreement that was part of a Strategic Alliance relationship that was terminated in the first quarter 2001. This Strategic Alliance relationship was terminated by mutual agreement of the Company and the other party because the business interests of the parties were no longer aligned. In addition, the Company did not envision that this relationship would help the Company in meeting its long-term profitability objectives. The commutation of the reinsurance agreement was a natural and required result of terminating the relationship (see Note 9).

     The Direct channel net premiums earned grew 46%, 64% and 85% in 2001, 2000 and 1999, respectively. The Company believes that continued growth in the Direct business is heavily dependent on the success of the Company's advertising and other marketing efforts, realizing that price sensitivity is always a factor. The Company is advertising on a national basis and supplements its coverage by local market media campaigns in over 100 designated marketing areas.

     Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile insurance programs. Claim costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are established. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 74% in 2001, compared to 83% in 2000 and 75% in 1999.

     During 2001, the Company's loss ratios improved across the country, reflecting both the Company's pricing actions and favorable loss reserve development. For both 2001 and 1999, approximately 75% of the Company's personal lines markets earned an underwriting profit, compared to approximately 40% in 2000. Florida and New York, which have been difficult operating environments over the last couple of years, reported slightly better than break-even underwriting results for 2001. The Company will continue to monitor and adjust rates as needed to meet its financial goals.

     The Company is encouraged by signs of moderation in the severity trend, but is cautious about predicting claims frequency in future months. Personal injury protection coverage severity trend, which has been a significant contributor to rate escalation, turned negative during the second half of 2001. Physical damage severity trends have been moderate all year. In 2001, the Company saw increases of over 10% in bodily injury severity trend, while frequency trend was negative for the last half of the year. The Company plans to continue to be diligent in its efforts to recognize trend when setting rates and establishing loss reserves.

     During 2001, the Company experienced $99.0 million, or 1.4 points, of favorable loss reserve development, compared to $75.8 million, or 1.2 points, of adverse development in 2000 and $29.8 million, or .5 points, of favorable development in 1999. The favorable development in 2001 is primarily attributable to the settlement of claims at less than amounts reserved, while the prior year's adverse development reflected the Company's effort to fully recognize the loss trends that were emerging. The development in 2001 primarily relates to the 2000 accident year, while the majority of the 2000 adverse development related to the 1999 accident year. The Company conducts extensive reviews each month on portions of its business to help ensure that the Company is meeting its objective of always having reserves that are adequate, with minimal variation. Results would differ if different assumptions were made. In June 2001, the Company released a Report on Loss Reserving Practices, via Form 8-K, which provides a discussion of the Company's loss reserving practices.

     Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. Management does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.

     Policy acquisition costs and other underwriting expenses as a percentage of premiums earned were 22% in 2001, 21% in 2000 and 23% in 1999. Policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1). The increase in other underwriting expenses in 2001 was primarily driven by an increase in costs incurred relating to the Company's incentive compensation programs. The Agent channel expense ratio is in line with the Company's expectations. The Company continues to see improvement in the Direct business expense ratio. New business growth will place upward pressure on the expense ratios due to slightly higher new business commission, new business transaction processing costs and media spending.

     During 2001, the Company incurred $14.6 million of guaranty fund assessments, primarily related to the Reliance Insurance Company insolvency, compared to $2.0 million in 2000 and $1.2 million in 1999. The Company believes that any assessment in excess of its current reserves will not materially impact the Company's financial condition, cash flows or results of operations.

     The Company is named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company's use of after-market parts, total loss evaluation methodology, use of credit in underwriting, charging betterment in first party physical damage claims, offering alternative commission programs or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's claims and marketing practices and business operations. Other insurance companies face many of these same issues. The Company plans to vigorously contest these suits. The Company has established reserves for those lawsuits in which the Company is currently able to estimate its potential exposure; the Company is currently unable to estimate the potential exposure on the other lawsuits. The Company believes that the ultimate disposition of the lawsuits in which reserves have been established in amounts in excess of the current reserves will not materially impact the Company's annual cash flows or results of operations or financial condition. In February 2002, the Company reached a settlement of its diminution of value lawsuit in Georgia for between $19.4 million and $20.0 million.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS ANNUAL REPORT THAT ARE NOT HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS AND RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. THESE RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, UNCERTAINTIES RELATED TO ESTIMATES, ASSUMPTIONS AND PROJECTIONS GENERALLY; CHANGES IN ECONOMIC CONDITIONS (INCLUDING CHANGES IN INTEREST RATES AND FINANCIAL MARKETS); PRICING COMPETITION AND OTHER INITIATIVES BY COMPETITORS; ABILITY TO OBTAIN REGULATORY APPROVAL FOR REQUESTED RATE CHANGES AND THE TIMING THEREOF; LEGISLATIVE AND REGULATORY DEVELOPMENTS; THE OUTCOME OF LITIGATION PENDING AGAINST THE COMPANY; WEATHER CONDITIONS (INCLUDING THE SEVERITY AND FREQUENCY OF STORMS, HURRICANES, SNOWFALLS, HAIL AND WINTER CONDITIONS); CHANGES IN DRIVING PATTERNS AND LOSS TRENDS; ACTS OF WAR AND TERRORIST ACTIVITIES; COURT DECISIONS AND TRENDS IN LITIGATION AND HEALTH CARE COSTS; AND OTHER MATTERS DESCRIBED FROM TIME TO TIME BY THE COMPANY IN OTHER PUBLICATIONS AND IN ITS PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

TEN YEAR SUMMARY--FINANCIAL HIGHLIGHTS

(not covered by report of independent accountants)


(millions-except ratios, per share amounts and number of people employed)                                2001           2000
------------------------------------------------------------------------------------------------------------------------------------
  INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS--STATUTORY BASIS
   Policyholders' surplus(1)                                                                       $    2,647.7    $    2,177.0
   Ratios:
     Net premiums written to policyholders' surplus                                                         2.7             2.8
     Loss and loss adjustment expense reserves to policyholders' surplus                                    1.2             1.3
     Loss and loss adjustment expense                                                                      73.6            83.2
     Underwriting expense                                                                                  21.1            21.0
                                                                                                   ------------    ------------
     Statutory combined ratio                                                                              94.7           104.2


  SELECTED CONSOLIDATED FINANCIAL INFORMATION--GAAP BASIS
   Total revenues                                                                                  $    7,488.2    $    6,771.0
   Total assets                                                                                        11,122.4        10,051.6
   Total shareholders' equity(2)                                                                        3,250.7         2,869.8
   Common Shares outstanding                                                                               73.4            73.5
   Common Share price
     High                                                                                          $     151.80    $     111.00
     Low                                                                                                  82.13           45.00
     Close(3)                                                                                            149.30          103.63
   Market capitalization                                                                           $   10,958.6    $    7,616.8
   Book value per Common Share(2)                                                                  $      44.29    $      39.04
   Return on average common shareholders' equity(4)                                                        13.5%            1.7%
   Debt outstanding                                                                                $    1,095.7    $      748.8
   Ratios:
     Debt to total capital                                                                                   25%             21%
     Earnings to fixed charges(5)                                                                          10.7x            1.3x
     Price to earnings(6)                                                                                    23             138
     Price to book                                                                                          3.4             2.7
   Net premiums written growth                                                                               17%              1%
   GAAP underwriting margin(2)                                                                              4.8%           (4.4)%
   Number of people employed                                                                             20,442          19,490



(1) During 1994, the Company began accruing salvage and subrogation recoverables.

(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million.

(3)  Represents the closing price at December 31.

(4) Net income minus preferred share dividends (divided by) average common shareholders' equity.

(5) 1995 and prior represents the ratio of earnings to combined fixed charges and preferred share dividends.

(6) Represents the closing stock price (divided by) operating earnings per share.



52      The Progressive Corporation and Subsidiaries


              1999            1998            1997           1996             1995            1994             1993           1992
----------------------------------------------------------------------------------------------------------------------------------
        $ 2,258.9        $ 2,029.9       $ 1,722.9       $ 1,292.4       $ 1,055.1       $   945.1       $   701.9       $   658.3

              2.7              2.6             2.7             2.7             2.8             2.6             2.6             2.2
              1.0              1.0             1.1             1.2             1.2             1.2             1.5             1.5
             75.0             68.5            71.1            70.2            71.6            64.2            62.6            68.3
             22.1             22.4            20.7            19.8            21.4            22.4            25.4            29.8
         --------        ---------       ---------       ---------       ---------       ---------       ---------       ---------
             97.1             90.9            91.8            90.0            93.0            86.6            88.0            98.1



       $  6,124.2        $ 5,292.4      $  4,608.2       $ 3,478.4       $ 3,011.9       $ 2,415.3       $ 1,954.8       $ 1,738.9
          9,704.7          8,463.1         7,559.6         6,183.9         5,352.5         4,675.1         4,011.3         3,440.9
          2,752.8          2,557.1         2,135.9         1,676.9         1,475.8         1,151.9           997.9           629.0
             73.1             72.5            72.3            71.5            72.1            71.2            72.1            67.1

       $   174.25        $  172.00      $   120.88       $   72.25       $   49.50       $   40.50       $   46.13       $   29.38
            68.50            94.00           61.50           40.38           34.75           27.75           26.63           14.75
            73.13           169.38          119.88           67.38           48.88           35.00           40.50           29.13
       $  5,345.4        $12,279.7      $  8,667.0       $ 4,817.3       $ 3,523.9       $ 2,492.0       $ 2,920.1       $ 1,954.3
       $    37.66        $   35.27      $    29.54       $   23.45       $   19.31       $   14.97       $   12.62       $    7.94
             10.9%            19.3%           20.9%           20.5%           19.6%           27.4%           36.0%           34.7%
       $  1,048.6        $   776.6      $    775.9     $     775.7       $   675.9       $   675.6       $   477.1       $   568.5

               28%              23%             27%             32%             31%             37%             32%             47%
              5.7%            10.2%            9.2%            7.7%            5.6x            6.1x            7.1x            3.7x
               20               28              27              16              17              13              15              17
              1.9              4.8             4.1             2.9             2.5             2.3             3.2             3.7
               16%              14%             36%             18%             19%             35%             25%             10%
              1.7%             8.4%            6.6%            8.5%            5.7%           11.5%           10.7%            3.5%
           18,753           15,735          14,126           9,557           8,025           7,544           6,101           5,591

TEN YEAR SUMMARY--GAAP CONSOLIDATED OPERATING RESULTS

(not covered by report of independent accountants)


(millions-except per share amounts)                               2001          2000
---------------------------------------------------------------------------------------
  Direct premiums written:
   Personal lines                                              $ 6,485.1     $ 5,773.2
   All other lines                                                 894.1         628.9
                                                               ---------     ---------
  Total direct premiums written                                  7,379.2       6,402.1
   Reinsurance assumed                                                .1            --
   Reinsurance ceded                                              (119.2)       (206.0)
                                                               ---------     ---------
  Net premiums written                                           7,260.1       6,196.1
   Net change in unearned premiums reserve(1)                       98.3         152.3
                                                               ---------     ---------
  Premiums earned                                                7,161.8       6,348.4
                                                               ---------     ---------
  Expenses:
   Losses and loss adjustment expenses(2)                        5,264.1       5,279.4
   Policy acquisition costs                                        864.9         788.0
   Other underwriting expenses                                     686.9         559.3
                                                               ---------     ---------
  Total underwriting expenses                                    6,815.9       6,626.7
                                                               ---------     ---------
  Underwriting profit (loss) before taxes                          345.9        (278.3)
  Provision (benefit) for income taxes                             121.1         (97.4)
                                                               ---------     ---------
  Underwriting profit (loss) after taxes                           224.8        (180.9)
  Service operations profit (loss) after taxes                       3.2           (.6)
                                                               ---------     ---------
                                                                   228.0        (181.5)
  Investment income after taxes                                    296.1         278.3
  Net realized gains (losses) on security sales after taxes        (72.7)         11.0
  Interest expense after taxes                                     (33.9)        (50.6)
  Non-recurring items after taxes(3)                              --              (4.2)
  Other income after taxes(4)                                     --            --
  Net expenses after taxes(5)                                       (6.1)         (6.9)
                                                               ---------     ---------
  Income before cumulative effect of accounting change             411.4          46.1
  Cumulative effect of accounting change(6)                       --            --
                                                               ---------     ---------
  Net income                                                   $   411.4     $    46.1
                                                               ---------     ---------
  Items to reconcile net income to operating income:
  Net realized (gains) losses on security sales after taxes         72.7         (11.0)
  One-time items after taxes:
   Non-recurring items(3)                                         --               4.2
   Other income(4)                                                --            --
   Cumulative effect of accounting change(6)                      --            --
   Other(2), (9)                                                     1.4          16.1
                                                               ---------     ---------
  Operating income(7)                                          $   485.5     $    55.4
                                                               ---------     ---------
  Per share(8)
   Net income                                                  $    5.48     $     .62
   Operating income(7)                                              6.47           .75
   Dividends                                                        .280          .270
  Average equivalent shares
   Basic                                                            73.7          73.2
   Diluted                                                          75.1          74.3


(1) Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

(2) In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.62 per share.

(3) 2000 reflects a foreign currency translation loss; 1993 reflects a charge on debt extinguishment; 1992 reflects the termination of an investment management agreement and the end of an employment agreement with the then Chairman of the Company's Board of Directors.

(4) 1999 reflects a gain on the sale of the corporate aircraft; 1992 reflects the Proposition 103 reserve reduction.

(5)  Reflects investment expenses after taxes and other tax adjustments.

(6)  Reflects adoption of SFAS 109, "Accounting for Income Taxes."

(7) Defined as net income excluding net realized gains/losses on security sales and one-time items. This is a non-GAAP disclosure.

(8) Presented on a diluted basis. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable.

54      The Progressive Corporation and Subsidiaries



       1999          1998          1997          1996              1995          1994          1993          1992
--------------------------------------------------------------------------------------------------------------------
$    5,799.4  $    4,987.1  $    4,355.9  $    3,165.4      $    2,644.6  $    2,181.7  $    1,548.9  $    1,214.6
       505.9         464.2         469.3         473.0             424.3         463.4         417.5         422.2
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
     6,305.3       5,451.3       4,825.2       3,638.4           3,068.9       2,645.1       1,966.4       1,636.8
        --            --            --             3.8                .1           2.9           9.2           4.3
      (180.6)       (151.6)       (160.1)       (200.5)           (156.2)       (190.8)       (156.4)       (189.9)
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
     6,124.7       5,299.7       4,665.1       3,441.7           2,912.8       2,457.2       1,819.2       1,451.2
      (441.1)       (351.7)       (475.6)       (242.4)           (185.6)       (266.1)       (150.5)        (25.1)
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
     5,683.6       4,948.0       4,189.5       3,199.3           2,727.2       2,191.1       1,668.7       1,426.1
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------

     4,256.4       3,376.3       2,967.5       2,236.1           1,943.8       1,397.3       1,028.0         930.9
       745.0         659.9         607.8         482.6             459.6         391.5         311.6         304.1
       583.8         495.8         336.0         208.5             167.2         150.8         151.3         141.5
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
     5,585.2       4,532.0       3,911.3       2,927.2           2,570.6       1,939.6       1,490.9       1,376.5
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
        98.4         416.0         278.2         272.1             156.6         251.5         177.8          49.6
        34.4         145.6          97.4          95.2              54.8          88.0          62.2          16.9
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
        64.0         270.4         180.8         176.9             101.8         163.5         115.6          32.7
         4.3           4.8            .9           2.8               5.6           6.5           4.4          (2.8)
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
        68.3         275.2         181.7         179.7             107.4         170.0         120.0          29.9
       249.6         221.3         205.3         175.6             156.2         131.2         107.1         110.4
        30.7           7.4          64.0           4.6              30.4          15.5          70.1           9.6
       (49.7)        (39.7)        (42.0)        (40.0)            (37.1)        (35.9)        (25.8)        (29.4)
        --            --            --            --                --            --            (2.6)        (42.6)
         3.4          --            --            --                --            --            --            69.9
        (7.1)         (7.5)         (9.0)         (6.2)             (6.4)         (6.5)         (1.5)         (8.2)
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
       295.2         456.7         400.0         313.7             250.5         274.3         267.3         139.6
        --            --            --            --                --            --            --            14.2
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
$      295.2  $      456.7  $      400.0  $      313.7      $      250.5  $      274.3  $      267.3  $      153.8
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------

       (30.7)         (7.4)        (64.0)         (4.6)            (30.4)        (15.5)        (70.1)         (9.6)

        --            --            --            --                --            --             2.6          42.6
        (3.4)         --            --            --                --            --            --           (69.9)
        --            --            --            --                --            --            --           (14.2)
         5.6          --            --            --                --           (46.1)         (2.5)         27.1
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------
$      266.7  $      449.3  $      336.0  $      309.1      $      220.1  $      212.7  $      197.3  $      129.8
------------  ------------  ------------  ------------      ------------  ------------  ------------  ------------

$       3.96  $       6.11  $       5.31  $       4.14      $       3.26  $       3.59  $       3.59  $       2.08
        3.58          6.01          4.46          4.12(10)          2.85          2.76          2.62          1.74
        .260          .250          .240          .230              .220          .210          .200          .191

        72.9          72.5          72.0          71.6              71.8          71.6          69.3          60.7
        74.6          74.7          75.3          74.2              74.2          74.0          71.8          70.9


(9)  Other one-time items consist of the following pretax items:

     2001: $2.1 million of severance and other costs related to the Company's reduction in force in New York.

     2000: $20.0 million accrual related to the estimated cost of terminating a Strategic Alliance relationship; $3.2 million additional expense associated with the termination of the Company's defined benefit pension plan; and $1.7 million of severance costs associated with the Company's reorganization at the general manager level.

     1999: $7.5 million additional expenses associated with previous advertising commitments that will no longer be realized due to changes in marketing strategy; and $1.2 million reserve for the wind-down of the Company's Canadian operations.

     1993: $.9 million charge from the early adoption of SFAS 112, "Employer's Accounting for Postemployment Benefits;" a $1.5 million benefit from the curtailment of the defined benefit pension plan; and $2.1 million benefit from the retroactive tax impact of the Omnibus Budget Reconciliation Act of 1993.

     1992: $41.0 million increase to reserves for the discontinued Transportation division.

(10) Excludes $.04 per share associated with the excess preferred stock liquidation price over the carrying value at the date of redemption.

QUANTITATIVE MARKET RISK DISCLOSURES
(not covered by report of independent accountants)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2001, and the potential for near term losses from reasonably possible near term changes in market rates or prices.


OTHER THAN TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

                                                                                MARKET VALUE
                                                   ------------------------------------------------------------------------
                                                      -200 BPS      -100 BPS                     +100 BPS       +200 BPS
   (millions)                                           CHANGE        CHANGE        ACTUAL         CHANGE         CHANGE
---------------------------------------------------------------------------------------------------------------------------
   U.S. Government obligations                       $   748.0     $   706.9     $   667.7      $   631.9      $   598.8
   State and local government obligations              1,166.3       1,124.4       1,084.6        1,046.8        1,011.1
   Asset-backed securities                             2,458.3       2,385.1       2,305.4        2,221.2        2,134.7
   Corporate and other debt securities                 2,045.0       1,966.1       1,891.3        1,820.4        1,753.3
   Preferred stocks                                      785.2         748.4         713.9          681.8          652.1
   Term trust certificates                                50.5          50.3          50.1           49.9           49.8
   Short-term investments                                227.4         227.4         227.4          227.4          227.4
---------------------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2001                   $ 7,480.7     $ 7,208.6     $ 6,940.4      $ 6,679.4      $ 6,427.2
                                                   ------------------------------------------------------------------------
   Balance as of December 31, 2000                   $ 6,364.6     $ 6,202.6     $ 6,005.0      $ 5,809.1      $ 5,611.5
                                                   ------------------------------------------------------------------------


Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 95% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.


Financial instruments subject to equity market risk were:


                                                                              HYPOTHETICAL MARKET CHANGES
                                                                              ---------------------------
                                                                   MARKET
   (millions)                                                       VALUE         +10%         -10%
-----------------------------------------------------------------------------------------------------------
   Common equities as of December 31, 2001                        $ 1,285.9    $ 1,414.5    $ 1,157.3
   Common equities as of December 31, 2000                        $   978.3    $ 1,071.6    $   885.0

The model represents the estimated value of the Company's common equity portfolio given a + (-) 10% change in the market, based on the common stock portfolio's weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct + (-) 10% change; the number of securities without betas is less than 7% and the remaining 93% of the equity portfolio is indexed to the Russell 1000. The model does not include term trust certificates, which comprised $50.1 million of the common equity portfolio at the end of 2001, as these securities are more sensitive to interest rate risk than to equity market risk.


56 The Progressive Corporation and Subsidiaries

As an additional supplement to the sensitivity analysis, the Company is presenting summarized Value-at-Risk (VaR) of the fixed-income and equity portfolios for the following periods:


                                      DECEMBER 31,      SEPTEMBER 30,           JUNE 30,          MARCH 31,      DECEMBER 31,
   (millions)                                 2001               2001               2001               2001              2000
-------------------------------------------------------------------------------------------------------------------------------
   Fixed-income portfolio                 $ (182.8)          $ (120.1)          $ (128.8)          $ (113.1)         $  (93.7)
                                              (2.6)%             (1.8)%             (2.0)%             (1.8)%            (1.6)%

   Equity portfolio                       $ (101.3)          $  (97.5)          $  (80.3)          $  (70.7)         $  (88.9)
                                              (7.9)%             (8.4)%             (8.8)%             (8.1)%            (9.1)%

   Total portfolio                        $ (218.3)          $ (151.1)          $ (149.8)          $ (102.8)         $ (117.0)
                                              (2.7)%             (1.9)%             (2.0)%             (1.4)%            (1.7)%


The model results represent the maximum expected loss in a one month period at a 95% confidence level. The results are based on 10,000 paths generated using Monte Carlo methodology. Fixed-income securities are priced off simulated term structures, capturing the path-dependency of instruments with embedded options. Equities are priced off a 10 factor model; risk factors include both macroeconomic and industry segment exposures. The variance/covariance matrix is estimated using the last two years (rolling) and is exponentially-weighted, making the model especially sensitive to recent volatility. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

  The VaR of the total investment portfolio increased 100 basis points from December 31, 2000 to December 31, 2001, driven by increased volatility in the fixed-income markets.

Financial instruments subject to foreign currency risk were:

                                                              MARKET           HYPOTHETICAL
   (millions)                                                 VALUE             GAIN (LOSS)
---------------------------------------------------------------------------------------------
   Canadian fixed income investments                          $ 39.0              $ (3.9)
   Other foreign fixed income investments                         .5                 (.1)
---------------------------------------------------------------------------------------------
   Balance as of December 31, 2001                            $ 39.5              $ (4.0)
                                                         ------------------------------------
   Balance as of December 31, 2000                            $ 41.6              $ (3.7)
                                                         ------------------------------------


The model calculates a gain or loss in market value if the U.S. dollar depreciates by 10% to the respective currency. The model does not attempt to reflect the correlation of multiple currencies to changes in the U.S. dollar. At December 31, 2001, the Company did not have any cross currency exposures.



TRADING FINANCIAL INSTRUMENTS

At December 31, 2001, the Company did not have any trading securities, compared to $3.7 million held at December 31, 2000. During 2001 and 2000, net activity of trading securities was not material to the Company's financial position or cash flows. For 2001 and 2000, the Company realized $6.5 million and $19.0 million, respectively, of net losses on trading securities.

Analysis of Loss and Loss Adjustment Expenses (LAE) Development
(not covered by report of independent accountants)

                                                                                                                          (millions)
For the years ended
December 31,                 1991     1992     1993     1994(3)    1995     1996      1997      1998     1999      2000       2001
------------------------------------------------------------------------------------------------------------------------------------
Loss and LAE
   reserves(1)             $ 861.5  $ 956.4  $1,012.4  $1,098.7  $1,314.4  $1,532.9  $1,867.5  $1,945.8 $2,200.2  $2,785.3  $3,069.7
Re-estimated
   reserves as of:
  One year later             810.0    857.9     869.9   1,042.1   1,208.6   1,429.6   1,683.3   1,916.0  2,276.0   2,686.3
  Two years later            771.9    765.5     837.8     991.7   1,149.5   1,364.5   1,668.5   1,910.6  2,285.4
  Three years later          718.7    737.4     811.3     961.2   1,118.6   1,432.3   1,673.1   1,917.3
  Four years later           700.1    725.2     794.6     940.6   1,137.7   1,451.0   1,669.2
  Five years later           695.1    717.3     782.9     945.5   1,153.3   1,445.1
  Six years later            692.6    711.1     780.1     952.7   1,150.1
  Seven years later          688.2    709.2     788.6     952.6
  Eight years later          687.9    714.6     787.5
  Nine years later           690.3    713.3
  Ten years later            691.1
Cumulative development:
  conservative/(deficient) $ 170.4  $ 243.1  $  224.9  $  146.1  $  164.3  $   87.8  $  198.3  $ 28.5   $  (85.2) $   99.0
Percentage(2)                 19.8     25.4      22.2      13.3      12.5       5.7      10.6     1.5       (3.9)      3.6


The chart represents the development of the property-casualty loss and LAE reserves for 1991 through 2000. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years.

(1) Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

(2)  Cumulative development divided by loss and LAE reserves.

(3) In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."


DIRECT PREMIUMS WRITTEN BY STATE

(not covered by report of independent accountants)


(millions)                 2001                2000                 1999                  1998                 1997
---------------------------------------------------------------------------------------------------------------------------
   Florida        $   799.6     10.8%  $   773.2     12.1%   $   895.6    14.2%   $   784.4     14.4%   $   663.0    13.7%
   Texas              572.5      7.8       532.6      8.3        557.6     8.8        518.6      9.5        509.4    10.6
   Ohio               567.2      7.7       563.2      8.8        528.1     8.4        447.7      8.2        404.3     8.4
   New York           560.6      7.6       425.6      6.6        600.4     9.5        522.2      9.6        446.3     9.2
   California         416.5      5.6       376.6      5.9        416.0     6.6        343.2      6.3        291.7     6.0
   Georgia            405.3      5.5       368.6      5.8        301.9     4.8        277.8      5.1        261.9     5.4
   Pennsylvania       368.4      5.0       312.3      4.9        322.3     5.1        292.3      5.4        248.3     5.1
   All other        3,689.1     50.0     3,050.0     47.6      2,683.4    42.6      2,265.1     41.5      2,000.3    41.6
---------------------------------------------------------------------------------------------------------------------------
      Total       $ 7,379.2    100.0%  $ 6,402.1    100.0%   $ 6,305.3   100.0%   $ 5,451.3    100.0%   $ 4,825.2   100.0%
                  =========================================================================================================

58     The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(not covered by report of independent accountants)

                                                                                      (millions-except per share amounts)
                             NET INCOME            OPERATING
                               (LOSS)           INCOME (LOSS)(1)                  STOCK PRICE(2)
                          ------------------   -----------------    ----------------------------------------
             OPERATING                PER                  PER                                      RATE OF    DIVIDENDS
  QUARTER   REVENUES(3)    TOTAL    SHARE(4)    TOTAL    SHARE(4)     HIGH        LOW      CLOSE   RETURN(5)    PER SHARE
-------------------------------------------------------------------------------------------------------------------------
   2001
   1        $ 1,678.8     $  86.6    $ 1.16    $  88.3    $ 1.18    $ 103.48   $  82.13   $  97.05              $ .070
   2          1,761.7       103.7      1.38      107.0      1.42      136.78      93.60     135.19                .070
   3          1,839.7        96.4      1.29      150.5      2.01      135.95     114.60     133.90                .070
   4          1,906.3       124.7      1.67      139.7      1.87      151.80     130.85     149.30                .070
-------------------------------------------------------------------------------------------------------------------------
            $ 7,186.5     $ 411.4    $ 5.48    $ 485.5    $ 6.47    $ 151.80   $  82.13   $ 149.30    44.1%     $ .280
-------------------------------------------------------------------------------------------------------------------------

   2000
   1        $ 1,526.2     $ (46.6)   $ (.64)   $ (36.6)   $ (.50)   $  85.75   $  45.00   $  76.06              $ .065
   2          1,584.9       (14.1)     (.19)       4.0       .06      100.00      60.00      74.00                .065
   3          1,620.5        58.8       .79       37.9       .51       85.38      62.25      81.88                .070
   4          1,637.3        48.0       .64       50.1       .67      111.00      69.63     103.63                .070
-------------------------------------------------------------------------------------------------------------------------
            $ 6,368.9     $  46.1    $  .62    $  55.4    $  .75    $ 111.00   $  45.00   $ 103.63    42.3%     $ .270
-------------------------------------------------------------------------------------------------------------------------

   1999
   1        $ 1,333.3     $ 105.3    $ 1.41    $ 104.0    $ 1.39    $ 174.25   $ 115.44   $ 143.50              $ .065
   2          1,416.8       112.1      1.50       98.5      1.32      152.13     127.38     145.00                .065
   3          1,474.5        74.0       .99       59.5       .80      144.94      81.50      81.69                .065
   4          1,506.5         3.8(6)    .05(6)     4.7(6)    .06(6)    97.63      68.50      73.13                .065
-------------------------------------------------------------------------------------------------------------------------
            $ 5,731.1     $ 295.2    $ 3.96    $ 266.7    $ 3.58    $  174.25  $  68.50   $  73.13   (56.7)%    $ .260
-------------------------------------------------------------------------------------------------------------------------

(1) Defined as net income excluding net realized gains/losses on security sales and one-time items. This is a non-GAAP disclosure. See Management's Discussion and Analysis for a description of the one-time items.

(2) Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

(3)  Represents premiums earned plus service revenues.

(4) Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

(5) Represents annual rate of return, including quarterly dividend reinvestment.

(6) During the fourth quarter 1999, the Company increased loss reserves $33 million, $.29 per share, primarily relating to the 1999 accident year and recognized $7 million, $.06 per share, of losses related to Hurricane Irene. The remainder of the decline was primarily attributable to increased loss severity.


                                The Progressive Corporation and Subsidiaries 59

DIRECTORS

Milton N. Allen (1),(2),(5)
Consultant, Director and Trustee,
Profit and Not-for-profit
Organizations

B. Charles Ames(1)
Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

James E. Bennett III(3)
President and
Chief Executive Officer,
EmployOn.com LLC
(online recruiting)

Charles A. Davis(4)
President and
Chief Executive Officer,
MMC, Inc.
(private equity investing)

Stephen R. Hardis(2),(4),(5)
Chairman of the Board,
Axcelis Technologies, Inc.
(manufacturing)

Janet Hill(1)
Vice President,
Alexander & Associates, Inc.
(management consulting)

Jeffrey D. Kelly(4)
Executive Vice President and
Chief Financial Officer,
National City Corporation
(commercial banking)

Philip A. Laskawy
Retired,
formerly Chairman and
Chief Executive Officer,
Ernst & Young LLP
(professional services)

Peter B. Lewis(2),(4),(5)
Chairman of the Board

Norman S. Matthews(3)
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Glenn M. Renwick(2),(5)
President and
Chief Executive Officer

Donald B. Shackelford(3)
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)


(1) Audit Committee member
(2) Executive Committee member
(3) Executive Compensation Committee member
(4) Investment and Capital Committee member
(5) Nominating Committee member

CORPORATE OFFICERS
Peter B. Lewis
Chairman

Glenn M. Renwick
President and
Chief Executive Officer

W. Thomas Forrester
Vice President and Chief
Financial Officer

Charles E. Jarrett
Vice President, Secretary
and Chief Legal Officer

Jeffrey W. Basch
Vice President and Chief
Accounting Officer

Thomas A. King
Vice President

Stephen D. Peterson
Treasurer

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 19, 2002, at 10:00 a.m. eastern time. There were 3,592 shareholders of record on December 31, 2001.


PRINCIPAL OFFICE

The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Web site: progressive.com


TOLL-FREE TELEPHONE NUMBERS

For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call: 1-800-274-4499.

To check rates available to you from Progressive and up to three other leading auto insurance companies, call: 1-800-PROGRESSIVE(SM) (1-800-776-4737) or visit: progressive.com.

For 24 Hour Policy Service, call: 1-800-888-7764.

COUNSEL

Baker & Hostetler LLP, Cleveland, Ohio


COMMON SHARES

The Progressive Corporation's Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2002 quarterly dividend record dates, subject to Board approval, are as follows: March 8, June 14, September 13 and December 13.


TRANSFER AGENT AND REGISTRAR

If you have questions about a specific stock ownership account, write or call:
Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757.


SHAREHOLDER/INVESTOR RELATIONS

The Progressive Corporation does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents as well as its earnings and other releases, shareholders can access the Company's Web site: progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@ progressive.com or call: 1-440-446-7165.

For specific questions on financial information, call: 1-440-446-2851 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call National City Bank at:
1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.


CHARITABLE CONTRIBUTIONS

Progressive supports qualified not-for-profit organizations working to reduce the human trauma and economic cost of auto accidents. In addition, The Progressive Foundation, established in December 2001, will contribute to qualified tax-exempt organizations that are financially supported by Progressive employees.

For more information and a fully interactive version of this annual report, please visit


progressive.com/annualreport


(C)2002 The Progressive Corporation DESIGN Nesnadny + Schwartz, Cleveland + New York + Toronto PRINTING Fortran Printing ARTWORK All pieces (C)2002 Robert ParkeHarrison, Courtesy Bonni Benrubi Gallery COVER Cloud Cleaner P2
Pollination P8    Kingdom P11     Forestbed P12   The Clearing P15
The Sower P18   Tree Sonata P22   Turning to Spring P26   Passage P28
The Navigator Back Cover    The Navigator (detail)

The Progressive Corporation 6300 Wilson Mills Road Mayfield Village, Ohio 44143
440.461.5000 progressive.com




                                                              [PROGRESSIVE logo]